Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HYLETE, Inc.
11622 El Camino Real, Suite 100
San Diego, CA 92130
www.hylete.com

Up to $1,699,999.72 in Series B-2A Preferred Stock at $0.29
Minimum Target Amount: $9,999.78

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HYLETE, Inc.
Address: 11622 El Camino Real, Suite 100, San Diego, CA 92130
State of Incorporation: DE
Date Incorporated: March 26, 2012

Terms:

Equity

Offering Minimum: $9,999.78 | 34,482 shares of Series B-2A Preferred Stock
Offering Maximum: $1,699,999.72 | 5,862,068 shares of Series B-2A Preferred Stock
Type of Security Offered: Series B-2A Preferred Stock
Purchase Price of Security Offered: $0.29
Minimum Investment Amount (per investor): $499.96

Amount-Based Investment Incentives

Tier 1 | $499+

Invest $499+ and receive 30% off all regularly priced products for life.

Tier 2 | $1,000+

Invest $1,000+ and receive 50% off all regularly priced products, an additional 10% off clearance items, and free shipping for the 1st year, and then 30% off for life thereafter.

Tier 3 |$2,500+

Invest $2,500+ and receive 50% off all regularly priced products for life, an additional 10% off clearance items, and free shipping.

Tier 4 | $5,000+

Invest $5,000+ and receive $500 store credit***, plus 50% off regularly priced products for life, an additional 10% off clearance items, and free shipping.

**HYLETE also reserves the right to adjust pricing of HYLETE products and/or discounts to investors at any time without further notice.*

***All perks occur when investment in company becomes final.*

****$500 store credit will expire one year from issue date.*

The Company and its Business

Company Overview

HYLETE, Inc. is engaged in the design, development, manufacturing, and distribution of premium performance apparel and gear. We are a community-driven brand focused on people living a fitness lifestyle, and we constantly strive to push the limits of what we can do to strengthen and support the fitness community. We offer a suite of product offerings consisting of premium performance apparel, footwear, and gear for men and women who live a fitness-based lifestyle, including items such as shorts, pants, tops and jackets, socks, shoes, and other accessories designed for functional fitness and other athletic pursuits. We sell our products at multiple price levels and design our products with unique and/or innovative features which we believe differentiates our products from those of our competitors and doubles as gear for an active lifestyle. To date, all our products have been sold direct to consumers through our website (www.hylete.com) and through third-party e-commerce retailers and other businesses that order in bulk with our corporate branding added to our products. In 2022, we plan to expand into additional third-party e-commerce retailers as well as select brick and mortar storefronts in the United States and abroad.

HYLETE, LLC was organized under the laws of the State of California on March 26, 2012. In January 2015, HYLETE, LLC was converted to a California corporation named HYLETE, Inc. The Company was reincorporated in Delaware in January 2019.

HYLETE owns several trademarks and two patents. Its Garment Waist Assembly (US Patent Number 9,149,081) includes a waistband that defines inner openings and outer openings in the front of the waistband assembly on opposing sides of the front centerline of the garment providing access to the drawstring channel from the inner side and the outer side of the waist assembly, respectively. There are multiple wearing options, including the drawstring exposed or hidden, and the waistband flipped with the drawstring exposed.

The second patent is Garment Having a Drawstring Closure Assembly (US Patent Number 10,299,524) which involves a closing and tightening system for the waistband of the garment. More specifically, two drawstrings fed through four grommets. When both strings are pulled tight, both sides of the garment are pulled towards each other and are secured on top of each other when tied down. The strings are woven through the grommets to allow the garment to be tightened on both sides, creating a secure attachment suited to use on athletic wear.

It also owns several trademarks. The first trademark is the HYLETE name (IC 025) and is trademarked in the US, Australia, Canada, China, European Union, Iceland, Korea, Mexico, Norway, Russia, and Singapore. Other trademarks include the current HYLETE logo (IC 025), the previous HYLETE medallion logo (IC 025), and the GracedByGrit name (IC 041), which is under license from GracedByGrit Foundation, Inc.

Competitors and Industry

The Total Available Market (TAM) for Sports & Fitness Clothing in the U.S. is estimated at $63 Billion in the year 2021.

The Total Serviceable Market (SAM) for premium athletic apparel in the U.S. is estimated at $12.6 Billion in 2021.

We compete with other major activewear and athletic apparel brands such as Nike, Rhone, UnderArmour, Fabletics, Reebok, Adidas, Lululemon, Vuori, Ten Thousand, BYLT, Nobull, and Rhone. Our product quality, strong brand appeal, and community-based marketing approach are our primary competitive advantages over the large, multichannel athletic brands.

We believe our marketing is a critical element in maximizing our brand value to our consumers. Our in-house marketing department conceives and produces omnichannel marketing initiatives aimed to increase brand awareness, positive perception and drive engagement and conversion. We utilize a multi-pronged marketing strategy to connect with our customers and drive traffic to our online platform.

Current Stage and Roadmap

CURRENT STAGE

HYLETE specializes in the design, development, and distribution of premium performance apparel, direct to consumers through its own website, affiliate marketing partners, and select third-party retailers. HYLETE has been operating for ten years and has recently pivoted from being digitally native to pursuing an omnichannel strategy.

HYLETE has been in business for 10 years and has established itself as a premium player in the fitness apparel space. We have been recognized as premium due to the performance characteristics of our products, including their fit, fabric, and functionality. Over the course of the past 10 years, we have also cultivated a large base of loyal customers, a great team of employees, and a significant infrastructure that sets us up for future growth.

FUTURE ROADMAP

The plan for the future is to take all of these great attributes and utilize them to drive significant growth. Up until now, the vast majority of our sales have taken place on hylete.com. This was done deliberately as we viewed ourselves as a digitally native brand that wanted to sell on our own site. Going forward, we will be making an aggressive shift to an omnichannel strategy. By adding physical retail, international distribution, co-branding, and outside marketplaces, we will be able to create significant new revenue streams for the company. With all the other pieces in place (product, people, customers, and infrastructure), we are confident in our ability to make this growth plan a reality.

The Team

Officers and Directors

Name: Adam Colton

Adam Colton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: August 15, 2021 - Present
  Responsibilities: Expanding the company, driving profitability, and managing the overall operations of the company. Adam has an annual salary of $200,000 and no equity compensation.

- **Position:** Director
  Dates of Service: July 12, 2021 - Present
  Responsibilities: CEO Director of the Board

- **Position:** Chief Financial Officer
  Dates of Service: November 15, 2019 - Present
  Responsibilities: Adam's responsibilities were consistent with those typically associated with the CFO role

Other business experience in the past three years:

- **Employer:** HYLETE, Inc.
  Title: Chief Operating Officer
  Dates of Service: January 01, 2020 - August 25, 2021
  Responsibilities: Operating

Other business experience in the past three years:

- **Employer:** National Cardiac Inc
  Title: Chief Financial Officer
  Dates of Service: April 16, 2017 - September 30, 2019
  Responsibilities: Adam's responsibilities were typical of those associated with the CFO role

Name: Scott Kennerly

Scott Kennerly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Technology
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Technology and Operations. Scott has an annual salary of $175,000 and no equity compensation.

Name: Andy Gilkison

Andy Gilkison's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Sales
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Sales. Andy has an annual salary of $175,000 and no equity compensation.

Other business experience in the past three years:

- **Employer:** Legendary Headwear
  Title: Sr. Director Sales & Marketing
  Dates of Service: July 01, 2020 - January 01, 2022
  Responsibilities: Sales and Marketing

Other business experience in the past three years:

- **Employer:** Tharanco Group
  Title: Tourney Golf
  Dates of Service: June 01, 2017 - June 01, 2020
  Responsibilities: Manage global sales, product line, distribution, forecasting and P&L with a focus on green grass customers and key online partners.

Other business experience in the past three years:

- **Employer:** 18Red Brand
  Title: Founder
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Lifestyle brand founder

Name: Kurt Hanson

Kurt Hanson's current primary role is with Black Oak Capital. Kurt Hanson currently services 1-2 hours per week on average hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 11, 2022 - Present
  Responsibilities: Member of the Board of Directors. Kurt does not receive a salary or equity compensation for his role.

Other business experience in the past three years:

- **Employer:** Black Oak Capital
  Title: Managing Partner

Dates of Service: January 01, 2022 - Present
Responsibilities: General Management of the Debt and Equity Funds managed by Black Oak Capital

Other business experience in the past three years:

- **Employer:** Cornerstone Wealth Management
  Title: Director of Business Development
  Dates of Service: January 01, 2018 - December 31, 2021
  Responsibilities: Business Development

Other business experience in the past three years:

- **Employer:** University of Nevada - Las Vegas
  Title: Adjunct Professor
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Adjunct Professor of Strategic Management and Policy

Other business experience in the past three years:

- **Employer:** Kurokazan
  Title: Independent Business Consultant
  Dates of Service: January 01, 2018 - January 01, 2022
  Responsibilities: Consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series B-2a Preferred Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each

investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series B-2a Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series B-2a Preferred Shares in the amount of up to $1,700,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current sales are related to premium fitness apparel. Our revenues are

therefore dependent upon the market for premium fitness apparel.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
HYLETE, Inc. has incurred a net loss since its inception ten years ago. There is no assurance that we will be profitable in the next 3 years and we do not expect to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on HYLETE, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on HYLETE, Inc. could harm our reputation and materially negatively impact our financial condition and business.

If we do not obtain adequate capital funding or improve our financial performance, we may not be able to continue as a going concern.

The report of our independent registered public accounting firm for the year ended December 31, 2021 included herein contains an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern as a result of recurring losses from operations. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. Our ability to continue as a going concern will be determined by our ability to raise additional capital, which will enable us to fund our expansion plans and realize our business objectives. In addition, we have incurred a net loss in each year since our inception and expect to incur losses in future periods until we our revenues are sufficient to fund our operating expenses. If we are unable to obtain adequate funding in the future, or if we are unable to grow our revenue to achieve and sustain profitability, we may not be able to continue as a going concern.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations, as we have pledged our company assets as collateral for certain of our outstanding debt obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

We will likely need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Growing and operating our business will require significant cash outlays and capital expenditures and commitments. We have utilized cash on hand and cash generated from operations, accessed our credit facility and issued equity and debt securities as sources of liquidity. If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the offering price per share of our Class A Common Stock (which subsequently converted into "Common Stock Units" consisting of 1 share of Common Stock and 1 share of Series B-5 Preferred Stock of the company) sold to investors in the Offering. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Common Stock Units. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

We have an amount of debt which may be considered significant for a company of our size which could adversely affect our financial condition and our ability to react to changes in our business.

As of April 1, 2022, we had an aggregate principal amount of debt outstanding of approximately $2.9 million. We believe this is an amount of indebtedness which may be considered significant for a company of our size and current revenue base. Our substantial debt could have important consequences to us. For example, it could: • make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness; • require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes; • increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations; • place us at a competitive disadvantage to our competitors with proportionately less debt for their size; • limit our ability to refinance our existing indebtedness or borrow additional funds in the future; • limit our flexibility in planning for, or reacting to, changing conditions in our business; and • limit our ability to react to competitive pressures or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy. Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the activewear, footwear and accessories market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected, and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow-moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations. Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and styles that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory, inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition.

We rely on third-party suppliers and manufacturers to provide raw materials for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We rely on third-party suppliers primarily located outside of the United States to provide raw materials for and to produce our products. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for fabrics, raw materials, production and import quota capacity. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations. In addition, we do not own or operate any manufacturing facilities and rely solely on unaffiliated manufacturers primarily located outside the United States to manufacture our products. For the years ended December 31, 2021 and December 31, 2020, we estimate that approximately 80% of our products were manufactured in China, with the remainder manufactured in other regions. Increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations, net revenue, and earnings. In addition, certain of our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products, labor shortage and increases in labor costs, and difficulties in moving products manufactured out of the countries in which they are manufactured and through the ports on the western coast of North America, whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, and natural disasters or health pandemics. A labor strike or other transportation disruption affecting these ports could significantly disrupt our business. In addition, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business. These and other factors beyond our control could result in our third-party suppliers and manufacturers being unable to fill our orders in a timely manner. If we experience significant increased demand, or we lose or need to replace an existing third- party supplier and manufacturer as a result of adverse economic conditions or other reasons, we may not be able to secure additional manufacturing capacity when required or on terms that are acceptable to us, or at all, or manufacturers may not be able to allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to find new third-party suppliers or manufacturers, we may encounter delays in production and added costs as a result of the time it takes to train our manufacturers on our methods, products and quality control standards. Moreover, it is possible that we will experience defects, errors, or other problems with their work that will materially affect our operations and we may have little or no recourse to recover damages for these losses. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower net revenues and net income both in the short and long term.

Our third-party suppliers and customers are located in geographies currently affected by the coronavirus.

The impact of the coronavirus or any other pandemic could affect our supply chain and/or consumer behavior. The impact of the coronavirus outbreak has had a significant impact on supply chains worldwide. Our company has also been affected by this, which has resulted in extended production cycles and longer delivery times. China's Zero-COVID policy may result in periodic lockdowns, border closures, supply chain disruptions and employee absenteeism, all of which could have a significant impact on our ability to source products and could have a material adverse effect on our financial conditions, operating results and cash flows.

Our sales and gross margins may decline as a result of increasing product costs and decreasing selling prices.

Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, pressure from consumers to reduce the prices we charge for our products, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial conditions, operating results and cash flows. The fabrics used in our products include synthetic fabrics whose raw materials include petroleum-based products, as well as natural fibers such as cotton. Significant price fluctuations or shortages in petroleum or other raw materials can materially adversely affect our cost of goods sold. In addition, the United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations.

If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our operating results could be materially adversely affected.

The substantial majority of our customers shop with us through our e-commerce website and mobile application. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. Any failure on our part to provide an attractive, effective, reliable, user-friendly e-commerce platform that offers a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of sales, harm our reputation with customers, and could have a material adverse impact on our business and results of operations. Additionally, privacy policies that were implemented by large technology companies such as Apple in 2021 have made attracting customers to our e-commerce platform through marketing efforts more difficult, impairing our ability to target individuals that may be more likely to become a customer of our company than others. It is possible these recent changes will continue to have a negative effect on our ability to market our products and company, and could continue to have a material adverse impact on our business and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial and other personally identifiable information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military-grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position.

The exclusive forum provision in our Second Amended and Restated Certificate of Incorporation and bylaws, as amended, could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Article 7 of our Second Amended and Restated Certificate of Incorporation and Article 8.14 of our bylaws, as amended, dictate that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including a derivative action or proceeding brought on behalf of our company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the stockholders of our company; any claim arising under the DGCL (as defined below); and any action asserting a claim governed by the internal affairs doctrine. We do not intend this exclusive forum provision to apply to claims under the federal securities laws. While management believes limiting the forum is a benefit, stockholders could be inconvenienced by not being able to bring an action in another forum they find favorable. Note that there is uncertainty as to whether a court would enforce this provision as it relates to claims under the federal securities laws and that stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. A Delaware corporation is allowed to mandate in its corporate governance documents a chosen forum for the resolution of state lawbased stockholder class actions, derivative suits and other intra-corporate disputes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums. As a result, it may be more difficult for investors located outside of the State of Delaware to bring a legal action against us for certain claims, due to cost and geographic limitations.

We have incurred significant net losses since our inception and cannot assure you that

we will achieve or maintain profitable operations.
We have incurred significant net losses since inception. Our net loss was $2,731,787, and $6,720,662 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had a stockholders' deficit of $8,067,310. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events. We cannot assure you that we will achieve sustainable operating profits as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our company to decline, resulting in a significant or complete loss of your investment.

Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality, and our customer experience.
We believe that our brand image and brand awareness is vital to the success of our business. The HYLETE name is integral to our business as well as to the implementation of our strategies for expanding our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Among other things, we rely on social media platforms, such as Facebook and Instagram , to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.
Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the activewear, footwear and accessories market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance,

fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected, and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow-moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations. Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and styles that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory, inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for products of our competitors, our failure to accurately forecast acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and have an adverse effect on gross margin. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and distributor relationships.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

The market for activewear is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of activewear and athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of activewear and athletic apparel. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition. Because of the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in apparel for yoga, CrossFit and other activities. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do. As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by: • quickly adapting to changes in customer requirements or consumer preferences; • discounting excess inventory that has been written down or written off; • devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and • engaging in lengthy and costly intellectual property and other disputes. Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations.

Our operations are currently primarily dependent on a single warehouse and distribution center, and the loss of, or disruption in, the warehouse and distribution center and other factors affecting the distribution of merchandise could have a material adverse effect on our business and operations.

Our warehouse and fulfillment/distribution functions are currently primarily handled from a single facility in Tecate, Mexico, operated by an unaffiliated third party. Our current fulfillment/distribution operations are substantially dependent on the continued retention of this facility. Any significant interruption in the operation of the warehouse and fulfillment/distribution center due to natural disasters, accidents, system issues or failures, health pandemics or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline. We also depend upon third-party carriers for shipment of a significant amount of merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.

Our sales and gross margins may decline as a result of increasing freight costs.

Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. We believe our company's name, logo, domain names, registered and unregistered trademarks, patents, copyrights, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock. In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the fashion and fitness industries, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business.

Organizations face growing regulatory and compliance requirements.
New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

We may identify material weakness in our internal control over financial reporting that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Our failure to remediate any material weakness could adversely affect our ability to report financial information, including our filing of annual and semi-annual reports with the Commission on a timely and accurate basis. Moreover, our failure to remediate any material weakness could prohibit us from producing timely and accurate financial statements.

An economic downturn or economic uncertainty in the United States may adversely affect consumer discretionary spending and demand for our products.
Our operating results are affected by the relative condition of the United States economy as many of our products may be considered discretionary items for

consumers. As a lifestyle brand that depends primarily on consumer discretionary spending, our customers may reduce their spending and purchases due to job loss or fear of job loss, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, falling home prices, increased taxes, and/or lower consumer confidence. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty. Current, recent past, and future conditions may also adversely affect our pricing and liquidation strategy; promotional activities, product liquidation, and decreased demand for consumer products could affect profitability and margins. On-line customer traffic is difficult to forecast. As a consequence, sales, operating, and financial results for a particular period are difficult to predict, and, therefore, it is difficult to forecast expected results for future periods. Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition and could cause the value of our company to decline. Additionally, many of the effects and consequences of U.S. and global financial and economic conditions could potentially have a material adverse effect on our liquidity and capital resources, including the ability to raise additional capital, if needed, or could otherwise negatively affect our business and financial results. For example, global economic conditions may also adversely affect our suppliers' access to capital and liquidity with which to maintain their inventory, production levels, and product quality and to operate their businesses, all of which could adversely affect our supply chain. Market instability could make it more difficult for us and our suppliers to accurately forecast future product demand trends, which could cause us to carry too much or too little merchandise in various product categories.

From time to time, we may be subject to litigation.
On February 23, 2022, our company received a copy of a civil complaint filed in California State Court by our company's former CEO, Ronald L. Wilson, II (the "Complaint"), and naming as defendants, the company, several of its current, and former, Board Members, one of its officers, and the company's principal investor, Black Oak Capital ("Black Oak"). Within the Complaint, Mr. Wilson alleges, among other things, various causes of action related to an alleged agreement between company and Mr. Wilson, and, the company's most recent round of financing involving Black Oak. Specifically, the Complaint raises the following causes of action against one or more of the defendants: breach of contract; fraudulent inducement, intentional interference with employment contract, defamation, promissory estoppel, and failure to pay wages owed. The company and Black Oak believe the claims made by Mr. Wilson are without merit and they intend to defend themselves vigorously against such claims listed in the Complaint. While the company and Black Oak believe they will be successful in defending against Mr. Wilson's claims, there can be no assurance as to the outcome of this lawsuit.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.
The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the

U.S., as well as by various other federal, state, provincial, local and international regulatory authorities in the locations in which our products are distributed or sold. If we fail to comply with those regulations, we could become subject to significant penalties or claims or be required to recall products, which could negatively impact our results of operations and disrupt our ability to conduct our business, as well as damage our brand image with consumers. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant unanticipated compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net revenues. Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, and other antibribery laws applicable to our operations. Although we have policies and procedures to address compliance with the FCPA and similar laws, there can be no assurance that all of our employees, agents and other partners will not take actions in violations of our policies. Any such violation could subject us to sanctions or other penalties that could negatively affect our reputation, business and operating results.

Changes to statutes or regulations, in particular, changes to Customs and Border Patrol Section 321, could have a negative impact on our business, financial condition, results of operations and cash flows.
Section 321, 19 USC 1321 ("Section 321") is the federal statute that sets the de minimis level concerning all the international shipments headed to the United States. De minimis provides admission of articles free of duty and of any tax imposed on or by reason of importation. Under this statute, the aggregate fair retail value of articles imported by one person on one day and exempted from the payment of duty shall not exceed $800. The company currently utilizes Section 321 to significantly reduce the total amount we pay for duties and taxes (see "The Company's Business -- Sourcing, Manufacturing and Quality Assurance"). Such laws and regulations are subject to periodic review and potential revision by the U.S. Congress. The company cannot predict the timing or ultimate outcome of any of these reviews or how any future actions taken as a result thereof may impact its business, results of operations, cash flows and financial condition.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Black Oak Capital (Controlled by Gregory Seare)	29,475,339	Series B-1 Preferred Stock	57.0%
Black Oak Capital (Controlled by Gregory Seare)	21,933,642	Series B-2A Preferred Stock	
Black Oak Capital (Controlled by Gregory Seare)	1,936,074	Series B-3 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Convertible Bond, Series B-1 Preferred Stock, Series B-2A Preferred Stock, Series B-2B Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock, and Series B-5 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,862,068 of Series B-2A Preferred Stock.

Common Stock

The amount of security authorized is 155,000,000 with a total of 19,866,241 outstanding.

Voting Rights

Each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of one of the directors of the company.

Material Rights

Dividend Rights: Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and only following payment to holders of the company's Preferred Stock. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends for the foreseeable future.

Liquidation Rights: In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the company, holders of Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the company and the satisfaction of any lliquidation preference granted to the holders of all shares of outstanding Preferred Stock.

Rights and Preferences: Holders of Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the holders of Common Stock. The rights, preferences, and privileges of the holders to the Common Stock are subject to and may be adversely affected by the rights of the holders of the company's Preferred Stock. Certain holders of the Common Stock of the company are parties to the Voting Agreement, Investor Rights Agreement and Right of First Refusal and Co-Sale Agreement.

The below shares included in the amount outstanding have not been included in the Company's fully diluted pre-money valuation calculation.

The amount of Common Stock outstanding includes 1,531,800 shares to be issued pursuant to warrants outstanding.

The amount of Common Stock outstanding includes 1,345,000 shares to be issued pursuant to options outstanding.

The amount of Common Stock outstanding includes 1,401,500 shares reserved for issuance under the company's equity plan.

Convertible Bond

The security will convert into Common stock and the terms of the Convertible Bond are outlined below:

Amount outstanding: $684,000.00
Maturity Date: December 20, 2024
Interest Rate: 12.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Successful IPO

Material Rights

There are no material rights associated with Convertible Bond.

Series B-1 Preferred Stock

The amount of security authorized is 50,000,000 with a total of 29,475,339 outstanding.

Voting Rights

One vote per share. Please see exhibit F for full voting rights information information.

Material Rights

Conversion Rights: Shares of the Series B-1 Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company's Common Stock at the then-applicable conversion rate. Please see Exhibit F for additional information

Right to Receive Liquidation Distributions: In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events such as the sale of merger of the company, as further set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc., funds from such a transaction will be distributed to the holders of shares in the order of priority set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc. Please see Exhibit F for additional information.

Preemptive Rights; Registration Rights: The company has entered into an Investor Rights Agreement dated July 16, 2015 with certain investors in its Preferred Stock. Under the Investor Rights Agreement, the company grants the investors registration rights and grants "Major Investors", defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

Series B-2A Preferred Stock

The amount of security authorized is 7,000,000 with a total of 800,752 outstanding.

Voting Rights

One vote per share. Please see Exhibit F for full voting rights information information.

Material Rights

Conversion Rights: Shares of the Series B-2A Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company's Common Stock at the then-applicable conversion rate. Please see Exhibit F for additional information

Right to Receive Liquidation Distributions: In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events such as the sale of merger of the company, as further set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc., funds from such a transaction will be distributed to the holders of shares in the order of priority set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc. Please see Exhibit F for additional information.

Preemptive Rights; Registration Rights: The company has entered into an Investor Rights Agreement dated July 16, 2015 with certain investors in its Preferred Stock. Under the Investor Rights Agreement, the company grants the investors registration rights and grants "Major Investors", defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

Series B-2B Preferred Stock

The amount of security authorized is 22,000,000 with a total of 21,933,642 outstanding.

Voting Rights

One vote per share. Please see Exhibit F for full voting rights information.

Material Rights

Dividend Rights: Holders of Series B-2B Preferred Stock are entitled to certain Dividend rights. Please see exhibit F for additional information.

Conversion Rights: Shares of the Series B-2B Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company's Common Stock at the then-applicable conversion rate. Please see Exhibit F for additional information

Right to Receive Liquidation Distributions: In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events such as the sale of merger of the company, as further set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc., funds from such a transaction will be distributed to the holders of shares in the order of priority set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc. Please see Exhibit F for additional information.

Preemptive Rights; Registration Rights: The company has entered into an Investor Rights Agreement dated July 16, 2015 with certain investors in its Preferred Stock. Under the Investor Rights Agreement, the company grants the investors registration rights and grants "Major Investors", defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

Series B-3 Preferred Stock

The amount of security authorized is 16,000,000 with a total of 14,142,088 outstanding.

Voting Rights

One vote per share. Please see Exhibit F for full voting rights information.

Material Rights

Conversion Rights: Shares of the Series B-3 Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company's Common Stock at the then-applicable conversion rate. Please see Exhibit F for additional information

Right to Receive Liquidation Distributions: In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events such as the sale of merger of the company, as further set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc., funds from such a transaction will be distributed to the holders of shares in the order of priority set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc. Please see Exhibit F for additional information.

Preemptive Rights; Registration Rights: The company has entered into an Investor Rights Agreement dated July 16, 2015 with certain investors in its Preferred Stock. Under the Investor Rights Agreement, the company grants the investors registration rights and grants "Major Investors", defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

Series B-4 Preferred Stock

The amount of security authorized is 16,000,000 with a total of 14,563,747 outstanding.

Voting Rights

One vote per share. Please see Exhibit F for full voting rights information information.

Material Rights

The amount of Class B-4 Preferred Stock outstanding includes 2,089,747 shares to be issued pursuant to warrants outstanding.

Conversion Rights: Shares of the Series B-4 Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company's Common Stock at the then-applicable conversion rate. Please see Exhibit F for additional information

Right to Receive Liquidation Distributions: In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events such as the sale of merger of the company, as further set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc., funds from such a transaction will be distributed to the holders of shares in the order of priority set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc. Please see Exhibit F for additional information.

Preemptive Rights; Registration Rights: The company has entered into an Investor Rights Agreement dated July 16, 2015 with certain investors in its Preferred Stock. Under the Investor Rights Agreement, the company grants the investors registration rights and grants "Major Investors", defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

Series B-5 Preferred Stock

The amount of security authorized is 19,000,000 with a total of 19,866,241 outstanding.

Voting Rights

There are no voting rights associated with Series B-5 Preferred Stock.

Material Rights

The amount of Series B-5 Preffered Stock outstanding includes 1,531,800 shares to be issued pursuant to warrants outstanding.

The amount of Series B-5 Preffered Stock outstanding includes 1,345,000 shares to be issued pursuant to options outstanding.

The amount of Series B-5 Preffered Stock outstanding includes 1,401,500 shares reserved for issuance under the company's equity plan.

Right to Receive Liquidation Distributions: In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events such as the sale of merger of the company, as further set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc., funds from such a transaction will be distributed to the holders of shares in the order of priority set forth in the Second Amended and Restated Certificate of Incorporation of Hylete, Inc. Please see Exhibit F for additional information.

What it means to be a minority holder

As a minority holder of Series B-2a Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,332,312.00
  Number of Securities Sold: 1,332,312
  Use of proceeds: Inventory, with a focus on core products. Purchase Order Deposits for Inventory. Tooling and other upfront costs associated with the production of inventory. General working capital.
  Date: March 27, 2020
  Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,068,600.72
  Number of Securities Sold: 1,234,624
  Use of proceeds: Inventory, Purchase Order Deposits for Inventory, Tooling and other upfront costs associated with the production of inventory, general working capital.
  Date: November 14, 2019
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Net sales for 2021 were $9,823,712, a decrease of 11.7% from net sales of $11,123,917 for 2020. Sales on HYLETE.com attributable to existing customers were approximately 68% for 2021 versus approximately 69% for 2020. Net sales by product category in 2021 were consistent with what we experienced in 2020 with a modest shift from tees to pants. We believe the decrease in net sales was attributable to the difficulties in attracting customers caused by privacy policies that were implemented by large technology companies such as Apple in 2021, which have made targeted advertising and marketing more difficult.

Cost of Sales

Cost of sales for 2021 were $4,401,034, down from $5,591,662 in 2020. Cost of sales as a percentage of net sales yielded a gross margin of 55% in 2021 versus a gross margin of 50% in the same time period in 2020. In May of 2020, we began to significantly reduce our landed costs by taking advantage of the savings available under the Section 321 programs offered by US Customs and Border Protection. The company utilized these programs in 2021 to significantly reduce the total amount we pay for duties and taxes and thus significantly reduced landed costs in 2021 compared to 2020. The increase in the gross margin percent was also assisted by our decision to dial back on the level of discounting that was offered to our customers during 2021.

Expenses

Selling and marketing expenses were $3,361,295 for 2021, an increase from $2,928,844 in 2020, which represented 34.2% and 26.3% of net sales in 2021 and 2020, respectively. The increase was due to increased marketing expenditures resulting from a combination of higher advertising rates and our decision to increase our investment in customer acquisition. We continue to track our marketing spend closely and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our marketing resources. We anticipate that these expenses as a percentage of revenue will decrease gradually for the foreseeable future as we shift to more cost-effective methods of customer acquisition.

General and administrative expenses were $2,765,602 in 2021 compared to $3,956,805 in 2020. This 30.1% decrease in general and administrative expense was the result of operating with a leaner staff in 2021 as well as a reduction in the amount of office space under lease, which translated to lower rent costs in 2021 compared to 2020.

Shipping and distribution costs for 2021 were $2,174,772, which represented 22.1% of net sales versus 2020 shipping and distribution costs of $2,374,013 that represented 21.3% of net sales. In July 2020, we transitioned to a new distribution partner, which allowed us to take advantage of the savings available under the section 321 programs offered by US Customs and Border Protection without increasing our shipping and distribution rates. While total costs were down year over year, costs as a percentage of revenue were up due to spreading our fixed costs over a lower revenue base.

Interest expense for 2021 increased to $1,314,817, versus $1,187,238 during 2020, resulting from an increase in total debt outstanding and an increased interest rate applicable to a portion of the borrowings under our Credit Agreement (as defined and described below). In addition, we recorded a non-cash gain of $1,876,980 reflecting the change in fair value of outstanding Preferred Stock warrants, which were reclassified in June 2021 to equity following the elimination of the contingent redemption feature of the underlying stock, as discussed below under "Liquidity and Capital Resources – Equity Issuances" below.

Net Income

As a result of the foregoing, we incurred a net loss for the 12 months ended December 31, 2021 of $2,731,787 versus a net loss in the same period of 2020 of $6,720,662– a decrease of 59.4% in net loss. The company currently expects we will incur a modest loss in 2022. It is possible that we will continue to incur losses in the future if we experience unforeseen expenses, difficulties, complications, and delays, and other unknown events.

Historical results and cash flows:

With the pivot to the omni channel strategy, HYLETE expects to cut our losses substantially in 2022 and our goal is to achieve breakeven in 2023.

We do not believe that HYLETE's past financial performance will be indicative of our future results as HYLETE is making a concerted effort to move towards both cash flow neutrality and profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

Since inception, we have funded operations through the issuance of equity securities, debt instruments and convertible notes. As of December 31, 2021, our cash on hand was $59,661.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

To fund operations, we have been working on a new capital infusion from our investors and/or lenders. Based on our business and development plans, we are dependent upon raising a minimum of $2.0 million in combined debt and equity to fund operations for a period in excess of one year from April 2022. As of April 2022, we do not have capital to fund operations through the end of 2022. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of the private placement of debt and/or equity. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, this campaign will provide a substantial portion of the funds needed to operate in 2022.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Through the end of Q2 2022 based on current expense run rates.

How long will you be able to operate the company if you raise your maximum funding goal?

We estimate that the maximum raise along with our other fund raising efforts would allow us to achieve cash flow neutrality.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

A concurrent Reg D offering of Series B-1 Preferred Stock.

Indebtedness

- **Creditor:** Small Business Administration EIDL Loan
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: June 04, 2050

- **Creditor:** Celtic Bank
  Amount Owed: $28,378.00
  Interest Rate: 19.8%

- **Creditor:** Crossroads Financial, LLC
  Amount Owed: $1,770,000.00
  Interest Rate: 16.0%
  Maturity Date: January 05, 2024

- **Creditor:** Regulation A+ Bond Offering Noteholders
  Amount Owed: $946,000.00
  Interest Rate: 12.0%
  Maturity Date: May 18, 2024

Related Party Transactions

Valuation

Pre-Money Valuation: $27,379,990.98

Valuation Details:

Our valuation is based on the currently issued amount of shares (94,413,762) x the purchase price per share of this offering ($0.29).

A common method of determining a company's valuation is to take a valuation of a company’s previous securities sale (other than the initial sale to the company’s founders), and take into account changes in the company since such sale. On April 1, 2022, we sold six million dollars worth of equity to a third party at the same valuation we are using for this crowdfunding round. We also sold $230,000 worth of equity at this price in October of 2021. Given the proximity of these sales, we do not believe that there are any significant changes that we would need to take into account. For reference, please see an exerpt from the Debt Conversion Agreement that was was entered into by the company and its former lenders, effective as of April 1, 2022.

Section 4 of the Debt conversion Agreement reads as follows:

"*<u>Conversion of Debt to Equity</u>. As of the Effective Date herein, the Black Oak Lenders hereby convert all of the Debt (six million dollars ($6,000,000)) into B-2b Preferred Stock of the Company, at a price of $0.28723 per share, and equivalent to twenty million eight hundred eighty-nine thousand one hundred eighty-three (20,889,182) shares of such B-2b Preferred Stock, and to include any and all rights and preferences in such shares as described in the Company's Second Amended and Restated Certificate of Incorporation.*"

As a secondary check, we also took into account the two data points below to determine that the valuation represents a price to sales ratio of 2.76.

Trailing 12 months revenue $9,823,712

Company Valuation $27,118,465

Another valuation consideration is a comparison to the valuation of competitors. If you research other premium apparel brands you will see that a price to sales ratio of 2.76 is consistent with others in our space and is less than half of what our nearest competitor, Lululemon is trading at today.

This valuation was calculated internally without the use of any formal independent third-party evaluation

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, other than Series B-5 Preferred Stock which cannot convert, is converted to common stock;

In making this calculation, we have not assumed:

(i) any outstanding options and warrants have been exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $684,000 in Convertible Bonds outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.78 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*

94.5%
Advertising and customer acquisition

If we raise the over allotment amount of $1,699,999.72, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  30.0%
  Advertising and customer acquisition

- *Working Capital*
  64.5%
  Inventory and logistics costs

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.hylete.com (https://www.hylete.com/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hylete

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HYLETE, Inc.

[See attached]

Item 7. Financial Statements

HYLETE, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

HYLETE, INC.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of HYLETE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HYLETE, Inc. (the "Company") as of December 31, 2021 and 2020, the related statements of operations, stockholders' deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbb*mckennon*
We have served as the Company's auditor since 2017.
San Diego, California
May 2, 2022

HYLETE, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

		2021		2020
ASSETS				
Current Assets:				
Cash and cash equivalents	$	59,661	$	153,801
Accounts receivable		31,329		56,737
Inventory		3,065,154		2,795,559
Vendor deposits		464,284		188,969
Other current assets		99,683		156,298
Total current assets		3,720,111		3,351,364
Non-Current Assets:				
Property and equipment, net		193,530		40,329
Goodwill		–		426,059
Other non-current assets		–		61,250
Total non-current assets		193,530		527,638
TOTAL ASSETS	$	3,913,641	$	3,879,002
LIABILITIES & STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts payable	$	3,135,997	$	2,501,322
Accrued expenses		759,506		883,930
Other current liabilities		250,000		–
Loan payable, net of issuance costs		124,337		5,841,010
Convertible loan payable		–		200,000
Current portion of bonds		–		208,750
Convertible bonds		–		609,000
Total current liabilities		4,269,840		10,244,012
Non-Current Liabilities:				
Other long-term liabilities		50,000		75,000
Loan payable, net of current portion and issuance costs		158,861		424,069
Loan payable- related party, net of issuance costs		6,556,250		–
Bonds, net of current portion and issuance costs		262,000		50,000
Convertible bonds, net of current portion		684,000		75,000
Preferred stock warrant liability		–		2,059,971
Total non-current liabilities		7,711,111		2,684,040
TOTAL LIABILITIES		11,980,951		12,928,052
Commitments and contingencies (Note 17)				
Redeemable Preferred Stock:				
Series A preferred stock, $0.001 par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at December 31, 2020 (liquidation preference of $603,920)		–		603,920
Series A-1 preferred stock, $0.001 par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at December 31, 2020 (liquidation preference of $3,363,574)		–		3,363,574
Series A-2 preferred stock, $0.001 par value, 10,000,000 total shares authorized, 4,791,500 issued and outstanding at December 31, 2020 (liquidation preference of $4,154,399)		–		4,154,399
Series AA preferred stock, $0.001 par value, 35,000,000 total shares authorized, 14,142,088 issued and outstanding at December 31, 2020 (liquidation preference of $8,685,246)		–		6,200,623
Total redeemable preferred stock		–		14,322,516
Stockholders' Deficit:				
Series B-1 preferred stock, $0.001 par value, 50,000,000 total shares authorized, 29,475,339 issued and outstanding at December 31, 2021 (liquidation preferences of $9,000,000)		2,830,803		–
Series B-2a preferred stock, $0.001 par value, 7,000,000 total shares authorized, 800,752 issued and outstanding at December 31, 2021 (liquidation preferences of $690,000)		230,000		–
Series B-2b preferred stock, $0.001 par value, 22,000,000 total shares authorized, 0 issued and outstanding at December 31, 2021 (liquidation preferences of $0)		–		–
Series B-3 preferred stock, $0.001 par value, 19,000,000 total shares authorized, 14,142,088 issued and outstanding at December 31, 2021 (liquidation preferences of $8,685,246)		1,439,382		–
Series B-4 preferred stock, $0.001 par value, 16,000,000 total shares authorized, 12,474,000 issued and outstanding at December 31, 2021 (liquidation preferences of $9,434,212)		1,269,604		–
Unit consisting of one share of common stock and one share of Series B-5 preferred stock ("Common Stock Unit"), $0.001 par value, 155,000,000 of common stock total shares		15,587		–

authorized, 19,000,000 of Series B-5 preferred stock total shares authorized, 15,587,941 units issued and outstanding at December 31, 2021 (Series B-5 preferred stock liquidation preferences of $7,793,971)		
Class A common stock, $0.001 par value, 36,000,000 total shares authorized, 15,195,394 issued and outstanding at December 31, 2020	–	15,195
Subscription receivable	–	(52,930)
Additional paid-in capital	19,344,778	7,131,846
Accumulated deficit	(33,197,464)	(30,465,677)
Total Stockholders' Deficit	(8,067,310)	(23,371,566)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$ 3,913,641	$ 3,879,002

See accompanying notes to financial statements.

HYLETE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Net Sales	$ 9,823,712	$ 11,123,917
Cost of Sales	4,401,034	5,591,662
Gross Profit	5,422,678	5,532,255
Operating Expenses:		
Selling and marketing	3,361,295	2,928,844
General and administrative	2,765,602	3,956,805
Shipping and distribution	2,174,772	2,374,013
Goodwill impairment	426,059	–
Total Operating Expenses	8,727,728	9,259,662
Loss from Operations	(3,305,050)	(3,727,407)
Insurance proceeds	–	(865,828)
PPP loan forgiveness	(10,000)	(492,555)
Interest expense	1,314,817	1,187,238
Other expense	–	57,500
Warrants issued for legal settlement	–	949,067
Change in fair market value of Series A-2 warrant liability	(1,876,980)	(870)
(Gain) loss on disposal of long-term assets	(1,100)	300,703
Loss on debt extinguishment	–	1,858,000
Net Loss	$ (2,731,787)	$ (6,720,662)
Accrual of Preferred Stock Dividend and Discount Amortized	(259,412)	(570,553)
Net Loss Attributable to Common Stockholders	$ (2,991,199)	$ (7,291,215)
Basic and diluted loss per common share	$ (0.19)	$ (0.50)
Weighted average shares- basic and diluted	15,528,641	14,575,697

See accompanying notes to financial statements.

HYLETE, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Preferred Stock		Common Stock Unit		Common Stock A		Common Stock B	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	–	–	–	–	10,214,160	10,214	3,966,805	3,967
Net Loss	–	–	–	–	–	–	–	–
Net proceeds from sale of common stock	–	–	–	–	1,014,429	1,014	–	–
Dividend accretion on preferred stock	–	–	–	–	–	–	–	–
Amortization of issuance costs on preferred stock	–	–	–	–	–	–	–	–
Conversion from Class B to Class A common stock	–	–	–	–	3,966,805	3,967	(3,966,805)	(3,967)
Class A common stock warrants issued for legal settlement	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	–	–	–	–
Balance as of December 31, 2020	–	$ –	–	$ –	15,195,394	$ 15,195	–	$ –
Net Loss	–	–	–	–	–	–	–	–
Net proceeds from sale of common stock	–	–	380,647	380	–	–	–	–
Dividend accretion on preferred stock	–	–	–	–	–	–	–	–
Reclassification of Common Stock A to Common Stock Unit	–	–	15,195,394	15,195	(15,195,394)	(15,195)	–	–
Reclassification of preferred stock warrant liability to additional paid-in capital	–	–	–	–	–	–	–	–
Elimination of preferred stock redemption characteristic	26,616,088	14,581,929	–	–	–	–	–	–
Equity conversion to Series B preferred stock	–	(11,872,943)	–	–	–	–	–	–
Debt conversion to Series B-2a preferred stock	800,752	230,000	–	–	–	–	–	–
Net proceeds from sale of Series B preferred stock	29,475,339	2,830,803	–	–	–	–	–	–
Exercise of stock options and warrants	–	–	11,900	12	–	–	–	–
Stock-based compensation	–	–	–	–	–	–	–	–
Balance as of December 31, 2021	56,892,179	$ 5,769,789	15,587,941	$ 15,587	–	$ –	–	$ –

(Continued)

HYLETE, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Subscription Receivable	Common Stock To Be Issued	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
Balance as of December 31, 2019	(20,896)	21,400	5,785,877	(23,745,015)	(17,944,453)
Net Loss	–	–	–	(6,720,662)	(6,720,662)
Net proceeds from sale of common stock	(32,034)	(21,400)	796,558	–	744,138
Dividend accretion on preferred stock	–	–	(565,990)	–	(565,990)
Amortization of issuance costs on preferred stock	–	–	(4,563)	–	(4,563)
Conversion from Class B to Class A common stock	–	–	–	–	–
Class A common stock warrants issued for legal settlement	–	–	949,067	–	949,067
Stock-based compensation	–	–	170,897	–	170,897
Balance as of December 31, 2020	$ (52,930)	$ –	$ 7,131,846	$ (30,465,677)	$ (23,371,566)
Net Loss	–	–	–	(2,731,787)	(2,731,787)
Net proceeds from sale of common stock	52,930	–	318,003	–	371,313
Dividend accretion on preferred stock	–	–	(259,412)	–	(259,412)
Reclassification of Common Stock A to Common Stock Unit	–	–	–	–	–
Reclassification of preferred stock warrant liability to additional paid-in capital	–	–	182,991	–	182,991
Elimination of preferred stock redemption characteristic	–	–	–	–	14,581,929
Equity conversion to Series B preferred stock	–	–	11,872,943	–	–
Debt conversion to Series B-2a preferred stock	–	–	–	–	230,000
Net proceeds from sale of Series B preferred stock	–	–	–	–	2,830,803
Exercise of stock options and warrants	–	–	196	–	208
Stock-based compensation	–	–	98,211	–	98,211
Balance as of December 31, 2021	$ –	$ –	$ 19,344,778	$ (33,197,464)	$ (8,067,310)

See accompanying notes to financial statements.
(See Note 10 for additional information on equity conversion)

HYLETE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,731,787)	$ (6,720,662)
Adjustments:		
Depreciation and amortization	73,499	150,747
Stock-based compensation	98,211	170,897
Loss on legal settlements	–	1,049,067
Amortization of debt discounts	63,668	258,121
Net (gain) loss on disposal of long-term assets	(1,100)	497,504
Net (gain) loss on debt extinguishment	(10,000)	1,375,445
Issuance of Series AA preferred stock for employee severance	–	150,000
Goodwill impairment	426,059	–
Change in fair market value of Series A-2 warrant liability	(1,876,980)	(870)
Changes in:		
Accounts receivable	25,408	131,370
Inventory	(269,595)	978,298
Vendor deposits	(275,315)	(165,872)
Other current assets	56,615	72,020
Accounts payable	634,675	(629,367)
Accrued expenses	136,201	(342,059)
Other current liabilities	250,000	–
Net Cash used in Operating Activities	(3,400,441)	(3,025,361)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(226,700)	–
Proceeds from sale of property and equipment	1,100	20,000
Purchases of intangible assets	–	(19,643)
Other non-current assets	61,250	(149,222)
Net Cash used in Investing Activities	(164,350)	(148,865)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings on loans payable	702,300	1,522,955
Payments on loans payable	(433,973)	(233,380)
Net proceeds from sale of common stock	318,591	797,572
Subscription receivable	52,930	(32,034)
Common stock to be issued	–	(21,400)
Net proceeds from sale of preferred stock	2,830,803	100,000
Net Cash provided by Financing Activities	3,470,651	2,133,713
NET CHANGE IN CASH AND CASH EQUIVALENTS	(94,140)	(1,040,513)
CASH AND CASH EQUIVALENTS, beginning of year	153,801	1,194,314
CASH AND CASH EQUIVALENTS, end of year	$ 59,661	$ 153,801
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 805,092	$ 810,875
Cash paid for income taxes	$ 800	$ 807
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Reclassification of preferred stock warrant liability to additional paid-in capital	$ 182,991	$ –
Accretion of preferred stock dividends	$ 259,412	$ 565,990
Accretion of preferred stock discounts	$ –	$ 4,563
Elimination of preferred stock redemption characteristic	$ 14,581,929	$ –
Equity conversion to Series B preferred stock	$ 11,872,943	$ –
Debt conversion to Series B preferred stock	$ 230,000	$ –
Debt conversion to Series AA preferred stock	$ –	$ 4,092,623
Accrued interest added to principal balance	$ –	$ 57,000
Accrued interest and fees added to equity balance of Series B-1 purchase	$ 245,946	$ –

See accompanying notes to financial statements.

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

HYLETE, LLC was organized under the laws of the State of California on March 26, 2012. In January 2015, the HYLETE, LLC was converted to a California corporation named HYLETE, Inc. (referred to as "HYLETE" or the "Company"). The Company reincorporated in Delaware in January 2019. The Company's principal corporate office is located at 11622 El Camino Real Suite 100, San Diego, California 92130, and its telephone number is (858) 225-8998. Our website address is www.hylete.com. The Company specializes in the design, development, and distribution of premium performance apparel, direct to consumers through its own website, affiliate marketing partners and select third party retailers.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. In March of 2020, the Company assigned most of the workforce in our San Diego headquarters to work from home. As of the date of this report, the majority of the Company's work force is continuing to work from home. We expect to return to the office sometime in 2022.

As the Company's third-party logistics partner is qualified as essential businesses as defined by the relevant regulations, we continued to ship from our fulfillment center with little disruption. Early in the pandemic, the reduced manpower in warehouses, together with increased DTC orders, led to minor delivery delays. We have not experienced any significant disruptions in our supply chain or any significant carrier interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to ship from our third-party fulfillment center or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

The ultimate financial impact on the Company's future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this report, the Company has experienced stable demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has a working capital deficit of $0.5 million and an accumulated deficit of approximately $33.2 million as of December 31, 2021. The Company requires substantial capital to implement their plans and meet obligations as they become due. These factors raise substantial doubt about the Company's ability to continue as a going concern.

To fund operations, the Company has been working with our investors as well as our lenders. Based on our business and development plans, the Company is dependent upon raising a minimum of $2.0 million in combined debt and equity to fund operations for a period in excess of one year from the date of this report. As of May 2, 2022, we do not have capital to fund operations through the end of Q2 2022. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of the private placement of debt and/or equity. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

In order to meet these additional cash requirements, we may seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. If we raise additional funds through collaboration and licensing agreements with third parties, it may be necessary to relinquish valuable rights to our product candidates or future revenue streams or to grant licenses on terms that may not be favorable to us.

Note 3 – Summary of Significant Accounting Policies

Basis for presentation - These financial statements of HYLETE, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting estimates – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of our significant accounting estimates that may involve a higher degree of judgment and complexity than others include: the valuation of inventories; the valuation and assessment of the recoverability of goodwill and other indefinite-lived and long-lived assets; and the fair market value of the common and preferred stock warrant liabilities. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, and accrued expenses. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

The Company's preferred stock warrant liabilities are carried at fair value. The fair value of the Company's preferred stock warrant liabilities has been measured under the Level 3 hierarchy (Note 9). Changes in preferred stock warrant liabilities during the years ended December 31, 2021 and 2020 are as follows:

		Fair Value of Significant Unobservable Inputs Fair Value
Preferred Warrants		
Outstanding as of December 31, 2019	$	2,060,841
Warrants granted		–
Change in fair value		(870)
Reclassification to additional paid-in capital		–
Outstanding as of December 31, 2020	$	2,059,971
Warrants granted	$	–
Change in fair value		(1,876,980)
Reclassification to additional paid-in capital		(182,991)
Outstanding as of December 31, 2021	$	–

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company's customer base. Credit is extended based on an evaluation of the customer's financial condition and collateral generally is not required.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer's financial position. The Company did not have a reserve recorded as of December 31, 2021 and 2020. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the years ended December 31, 2021 and 2020, the Company wrote off $3,818 and $6,046 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company's vendors for inventory purchases to be produced and received at a future date.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Goodwill and intangible assets – Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Product designs acquired from GRACEDBYGRIT were determined to have a useful life of 18 months and were amortized using the straight-line method. During the years ended December 31, 2021 and 2020, we amortized $0 and $54,822, respectively. As of December 31, 2020, product designs were fully amortized.

Impairment of Goodwill and long-lived assets – Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. If a qualitative assessment is used and we determine that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment and a reporting unit's carrying value exceeds its fair value, the difference is recorded as an impairment. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. During the years ended December 31, 2021 and 2020, a goodwill impairment of $426,059 and $0 was recorded, respectively.

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. During the year ended December 31, 2021, no impairment was needed. During the year ended December 31, 2020, we expensed items related to patents and trademarks which no longer represented long-lived assets.

Accounting for preferred stock – ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, at December 31, 2020 the Company has presented preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control. The potential redemption feature no longer exists as of December 31, 2021, and the preferred stock is now shown inside the stockholders' deficit section. (See Note 10).

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, which resulted in a discount to the redeemable preferred stock. The discount was amortized to additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which were required to be paid upon redemption were accrued and recorded within preferred stock and additional paid-in capital. The potential redemption feature no longer exists as of December 31, 2021.

Warrants to purchase preferred stock – The Company accounted for freestanding warrants related to preferred shares that were redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase shares of redeemable preferred stock were classified as liabilities on the balance sheet at fair value because the warrants may have conditionally obligated us to transfer assets at some point in the future. The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model. The potential redemption feature no longer exists as of December 31, 2021. See Note 9 for additional information.

Revenue recognition – Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company's customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recorded net of sales taxes collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company's liability for sales return refunds is recognized within other current liabilities, and an asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. The Company generally allows a 60 day right of return to its customers. The Company has a reserve for returns of $62,915 and $117,808 recorded within accrued expenses as of December 31, 2021 and 2020, respectively. Proceeds from the sale of gift cards are initially deferred and recognized within accrued expenses on the balance sheets and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is no requirement to remit unclaimed card balances to government agencies, an estimate of the gift card balances that will never be redeemed is recognized as revenue in proportion to gift cards which have been redeemed. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met. As of December 31, 2021 and 2020, deferred revenue of approximately $234,000 and $240,000 were present within accrued liabilities on the accompanying balance sheets, respectively. Of these amounts, approximately $234,000 and $210,000 related to credits provided to equity investors in connection with their investments as of December 31, 2021 and 2020, respectively.

During 2018 and 2017, the Company offered investors a store credit at HYLETE.com in the amount of 10% of their equity investment(s) for that year. When investors utilize their store credit the deferred revenue is recognized, and the liability associated with the store credit is removed from the balance sheet.

For the loyalty program, the Company increases or decreases the loyalty points liability based on point balance at the end of each month. The liability is recognized in accrued expenses on the balance sheet. The liability calculation is equal to the total points accrued multiplied by the cash value multiplied by the percentage of predicted use multiplied by the estimated cost of goods sold.

Cost of sales – Cost of sales consists primarily of inventory and freight in.

Merchandise risk – The Company's success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company's business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $169,000 and $272,000, for the years ended December 31, 2021 and 2020, respectively. Total shipping and handling costs included in operating expenses was approximately $1,321,000 and $1,443,000, for the years ended December 31, 2021 and 2020, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and 2020 amounted to approximately $1,270,000 and $848,000, respectively, which is included in selling and marketing expense.

Stock based compensation – The Company estimates the fair value of the stock warrants and options using the Black-Scholes option pricing model. The expected lives were determined using the simplified method. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company's stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company's management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company's stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. The Company had no data to support estimates of expected forfeitures.

Deferred offering costs – Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital or as a discount to related borrowings, or if unsuccessful, recognized as general and administrative expense.

Legal proceedings - If there is at least a reasonable possibility that a material loss may have been incurred associated with pending legal and regulatory proceedings, the Company discloses such fact, and if reasonably estimable, the Company provides an estimate of the possible loss or range of possible loss, if any. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. As additional information becomes available, the Company assess the potential liability related to pending legal and regulatory proceedings and revise our estimates and update our disclosures accordingly. The Company's legal costs associated with defending itself are recorded to expense as incurred.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of the years ended December 31, 2021 and 2020, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company's customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

Basic loss per common share – Basic loss per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of the years ended December 31, 2021 and 2020, the effect of dilutive securities was anti-dilutive and thus is not included. For the years ended December 31, 2021 and 2020, total shares excluded were 61,896,415 and 32,350,318, respectively (shares that would result from the conversion of the convertible bonds are not included due to the fact that the conversion price cannot be determined at this time). Basic and dilutive net loss per common share for the years ended December 31, 2021 and 2020, includes accrued preferred stock dividends of $259,412 and $565,990, and preferred stock discount accretion of $0 and $4,563, respectively, as an increase to net loss available for common shareholders.

Total shares excluded consisted of the following for the years ended December 31, 2021 and 2020:

	2021	2020
Common stock options	1,457,689	2,187,683
Common stock warrants	1,456,800	1,456,800
Preferred stock shares	56,892,179	26,616,088
Preferred stock warrants	2,089,747	2,089,747
	61,896,415	32,350,318

Recently issued accounting pronouncements

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Property and Equipment

Property and equipment consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Auto	$ 47,784	$ 49,576
Computer Hardware and Software	60,859	79,325
Office Furniture, Fixtures and Equipment	61,388	73,177
Leasehold Improvements	–	75,419
Website Development	354,029	252,529
Production Molds	215,500	90,300
	739,560	620,326
Accumulated Depreciation	(546,030)	(579,997)
	$ 193,530	$ 40,329

Depreciation and amortization expense related to property and equipment amounted to approximately $73,000 and $96,000 for the years ended December 31, 2021 and 2020, respectively.

Note 5 – Loans Payable, Related Party

On June 29, 2016, the Company entered into a senior credit agreement with a lender (Black Oak Capital). Black Oak Capital is also the lead investor in the Series B Round, which had its initial funding in June 2021. Black Oak Capital has elected two of the four current directors and has the right to elect the 5th director. Under the initial senior credit agreement with Black Oak Capital, the principal was due three years from the date of issuance on June 29, 2019. The lender had offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, which is payable monthly. In July 2017, the Company amended and restated the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. In February 2019, the lender agreed to an additional $1,725,000 to provide working capital to maintain and expand the operations. In March 2019, the lender distributed $1,100,000 of the expected $1,725,000. On August 1, 2019, the Company issued $500,000 of additional promissory notes to Black Oak Capital as part of a reduction of its senior note from $5,375,000 to $5,000,000 and an additional funding of $125,000. On December 31, 2019, the Company amended the senior credit agreement to extend the maturity date to January 31, 2020, a replacement from its original maturity date of December 31, 2019.

In the first quarter of 2020, the Company issued $500,000 of additional promissory notes to Black Oak Capital with an initial maturity date of December 31, 2020. The Company pays interest on these additional promissory notes on a monthly basis at a rate of 12.5% per annum. As part of this transaction, Black Oak Capital (1) extended the maturity date of $5,000,000 of senior notes to April 1, 2021 and (2) added an extension fee of $250,000 for the senior secured notes and $25,000 for the promissory note to be paid on the Note Maturity Date or earlier repayment of the Loans, which is recorded as a loan premium to the debt. The loan premium is amortized using the straight-line method over the term of the Loans. For the years ended December 31, 2021 and 2020, the Company amortized $50,000 and $200,000 for the senior secured notes and $0 and $25,000 for the promissory note to interest expense.

In December 2020, the Company amended the senior credit agreement to borrow an additional $250,000 and extended the $500,000 promissory note maturity date to April 1, 2021, originally December 31, 2020. The maturity date of the additional $250,000 occurs upon a Change of Control of the Borrower. The $250,000 note is comprised of $180,500 in new funds, $57,000 in otherwise due to lender in the form of interest payments under the credit agreement "September 2020 Interest Payment", and a closing fee of $12,500. The new note accrues interest at the maximum rate permitted by law and an amount calculated as follows: (A) if all amounts due are satisfied on or before November 15, 2021, the interest rate would be equal to 200% of principal amount; (B) if any amount due remains outstanding after November 15, 2021, the interest would be equal to 250%, with such amount increasing 50% if the aggregate principal amount for each six calendar month period following June 15, 2021 up to a maximum of 400%. Interest under this new note is paid solely upon a Change of Control of Borrower. As of December 31, 2021 and 2020, the Company had outstanding accrued interest of $281,250 and $31,250, respectively, related to this note, which was recorded to interest expense. With the exception of debt described in the preceding sentence, the Company pays the interest on a monthly basis related to all other debt under this senior credit agreement.

In March 2021, the Company amended its senior credit agreement to borrow from Black Oak Capital an additional $250,000. The Company pays interest on a monthly basis at a rate of 12.5%, per annum. In November 2021, Black Oak Capital advanced $250,000 to the Company, which has been classified as other current liabilities.

The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company's liquidity and requires a minimum cash balance of $250,000 to be maintained. As of December 31, 2020, the Company was in compliance with all financial and non-financial covenants. As of December 31, 2021, the Company was NOT in compliance with the financial and non-financial covenants. These compliance failures were rectified by the debt conversion agreement described below.

The senior credit agreement was secured by substantially all the Company's assets and shareholder shares in which have been pledged as additional collateral.

As of December 31, 2021 and December 31, 2020, the Company had outstanding borrowings of $6,000,000 and $5,750,000, respectively, under its senior credit agreement. On April 1, 2022, Black Oak Capital elected to convert all of the debt ($6,000,000) into Series B-2b Preferred Stock. Thus, the Company reflected the senior credit agreement as a long-term liability as of December 31, 2021. See Note 18 for additional information on conversion.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount and loan premium to the senior credit agreement. For the years ended December 31, 2021 and 2020, the Company recorded debt discounts of approximately $12,500 and $37,500 and loan premiums of $50,000 and $225,000, respectively, related to costs for obtaining the senior credit agreement. As of December 31, 2021 and 2020, discounts and loan premiums of approximately $73,000 and $252,000, respectively, had been amortized to interest expense in conjunction with this agreement. The Company is recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement. As of December 31, 2021 and 2020, a debt discount $0 and $10,417 remained, respectively.

Note 6 – Loans Payable

In October 2019, the Company entered a PayPal Working Capital business loan offered by WebBank for $200,000. The Company paid a one-time fixed loan fee of $5,923, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 10% of the Company's sales proceed transacted via PayPal were deducted daily from the Company's PayPal merchant account. A minimum payment of $20,592 was required every 90 days. In July 2020, the loan was paid in full. In the same month, the Company entered a new loan with PayPal Working Capital for $75,000 with similar payment terms and paid a one-time fixed loan fee of $960, which was recorded as interest expense. In November 2020, the loan was paid in full, and the Company entered another loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $4,212, which was recorded as interest expense. In April 2021, the loan was paid in full. In the same month, the Company entered a new loan with PayPal Working Capital for $150,000 with similar payment terms and paid a one-time fixed loan fee of $8,790, which was recorded as interest expense. As of December 31, 2021 and 2020, a loan balance remained of $95,323 and $106,550, respectively.

In January 2021, the Company entered a Stripe Capital Program loan offered by Celtic Bank for $36,000. The Company paid a one-time fixed loan fee of $6,048, which was recorded as interest expense. There were no other fees or interest associated with this loan. Repayments of 19.80% of the Company's sales proceed transacted via Stripe were deducted daily from the Company's Stripe merchant account. A minimum payment of $4,672 was required every 60 days. In September 2021, the loan was paid in full. In November 2021, the Company entered a new loan with Stripe Capital Program for $66,300 with similar payment terms and paid a one-time fixed loan fee of $10,475, which was recorded as interest expense. As of December 31, 2021, a loan balance of $29,014 remained.

The Company applied for assistance via three programs being offered by the Small Business Administration ("SBA") in response to the COVID-19 crisis: The Paycheck Protection Program ("PPP") Loan; the Economic Injury Disaster Loan ("EIDL") and Economic Injury Disaster Loan Emergency Advance. On April 14, 2020, the Company received $10,000 for the Economic Injury Disaster Loan Emergency Advance. In the second quarter of 2020, the Company was approved and received funds for the PPP and the EIDL loan. The PPP loan funded $492,555 through Radius Bank with a 1% fixed interest rate and a mature date of two years of first disbursement of this loan. No payments were due on this loan for six months from the date of disbursement. Interest continued to accrue during the deferment period. The Company was eligible to apply for loan forgiveness 8 weeks after the first disbursement. The amount of forgiveness was calculated in accordance with the requirements of the PPP, including the provisions of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). Not more than 25% of the amount forgiven could be attributable to non-payroll costs. The Company applied for forgiveness of the PPP loan in the third quarter of 2020. On November 2, 2020, the Company received forgiveness of the PPP loan of $482,555 in principal and $2,480 in accrued interest, with the SBA deducting $10,000 for the EIDL loan emergency advance, leaving a principal balance of $10,000 on the loan. Monthly payments of $593 for the remaining balance of $10,000 and accrued interest started in December 2020 and go through the maturity date of May 1, 2022. As of December 2021 and 2020, a loan balance of $0 and $9,460 remained. In February 2021, the loan balance was forgiven, and all payments and interest were returned to the Company. On June 4, 2020, the EIDL loan funded $150,000 with a 3.75% per annum interest rate. Monthly installment payments, including principal and interest, of $731 will begin thirty months from the date of the note. The balance of principal and interest will be due thirty years from the date of the note. As of December 31, 2021 and 2020, the Company had outstanding accrued interest for the EIDL loan of $8,861 and $3,236, respectively, which was recorded as interest expense.

Note 7 – Promissory Notes Payable

On June 27, 2018, the Company received $200,000 under a promissory note (the "Second June 2018 Promissory Note") agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest accrued on the loan amount at a monthly rate of 1.5%, paid monthly. For the years ended December 31, 2021 and 2020, accrued interest was $0 and $3,000, respectively. The Company paid fees of $10,000, which were recorded as a discount to the Promissory Note and fully amortized as of December 31, 2019. In 2019, the Company offered its debt holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. This debt holder elected to convert existing debt (principal only) and debt had been reclassed to Convertible loan payable on the balance sheet. This is an extinguishment of existing debt and a beneficial conversion would have been recorded upon an IPO, as it was contingent before conversion feature. In June 2020, the note maturity date was extended to June 26, 2021. In September 2021, the note holder elected to convert all amounts due, principal and interest, into Series B-2a Preferred Stock. See Note 10 for additional information on conversion.

Note 8 – Bonds Payable

On May 18, 2018, the Company commenced an offering under Regulation A under the Securities Act of 1933, as amended, of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. The Class A Bond offering was closed on December 31, 2018 and the Company received proceeds of $821,000. In the first quarter of 2019, the Company received the remaining proceeds of $125,000. As of December 31, 2019, total Class A Bonds issued was $946,000, which amounts were used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year, paid monthly. In connection with the Class A Bond offering, the Company paid fees of $67,845, which was recorded as a discount to the bonds. The discount was amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. For the years ended December 31, 2021 and 2020, the Company amortized $3,251 and $5,938, respectively to interest expense. For the years ended December 31, 2021 and 2020, a discount of $0 and $3,251 remained, respectively.

In June 2019, the Company offered its Class A Bond debt holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. As of December 31, 2019, Class A Bond debt holders electing to convert represented $684,000 of debt and has been reclassed to Convertible bonds on the balance sheet. This is an extinguishment of existing bonds and a beneficial conversion will be recorded upon an IPO, as it is contingent before conversion feature.

In June 2021, the Company asked bondholders to vote for an extension on their bonds. In August 2021, the bondholder vote passed with more than 51% consent, resulting in the original maturity date of each Class A Bond being extended by three years.

As of December 31, 2021, the following is a schedule of principal amount maturities for all loans, convertible loans, promissory notes, bonds and convertible bonds payable:

Year Ending December 31,	Third Party	Related Party
2022	$ 124,337	$ 6,000,000
2023	–	–
2024	821,000	–
2025	125,000	–
2026	–	–
Thereafter	150,000	–
	$ 1,220,337	$ 6,000,000

Note 9 – Preferred Stock Warrant Liability

During 2021 and 2020, there were no issuance of Series A-2 Preferred Stock warrants in conjunction with a debt or purchase agreement. As of December 31, 2020, the Series A-2 Preferred Stock was contingently redeemable and, accordingly, the related warrants had been presented as a liability in accordance with ASC 480. The Warrants that were treated as a liability were measured to estimated fair value at each reporting period through June 2021. In June 2021, the warrants were revalued one last time and then reclassed to additional paid-in capital as the redemption feature was eliminated when the new Certificate of Incorporation was filed. The warrants have an exercise price of $0.01 and $1.75 per share and expire ten years after issuance.

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of December 31, 2020 was $2,060,000, which had been recorded as a liability. See Note 12 for additional information related to the valuation.

Note 10 – Preferred Stock

On June 14, 2021, the Company filed a Second Amended and Restated Certificate of Incorporation with the State of Delaware to authorize, sell and issue a new series of Preferred Stock B, and convert the old series of Preferred Stock A, A-1, A-2 and AA to the new series of Preferred Stock B. Immediately prior to the effective date of the Certificate, the total number of shares the Company was authorized to sell was 88,682,500. The number of shares of Common Stock ("Old Common Stock") authorized was 36,000,000. The number of shares of Preferred Stock ("Old Preferred Stock") authorized was 52,682,500 consisting of 1,712,200 for Series A, 5,970,300 for Series A-1, 10,000,000 for Series A-2, and 35,000,000 for Series AA. The Old Preferred Stock contained a redemption right, which no longer exist with the conversion to the new Series B Preferred Stock. The Company is now authorized to issue two classes of Stock, Common Stock and Preferred Stock, for total shares of 288,000,000. The number of Common Stock authorized is 155,000,000 shares. The number of Preferred Stock authorized is 133,000,000 shares, which shall be divided into 1) 50,000,000 shares of Series B-1 Preferred Stock, 2) 7,000,000 shares of Series B-2a Preferred Stock, 3) 22,000,000 shares of Series B-2b Preferred Stock, 4) 19,000,000 shares of Series B-3 Preferred Stock, 5) 16,000,000 shares of Series B-4 Preferred Stock, and 6) 19,000,000 shares of Series B-5 Preferred Stock, collectively known as "Series B Preferred Stock" or "Preferred Stock." Each share of Common Stock issued and outstanding immediately prior to the effective date of this amendment was automatically reclassified to a unit consisting of one share of Common Stock and one share of Series B-5 Preferred stock ("Common Stock Unit"). Any options and warrants or other rights to purchase Old Common Stock became an option, warrant, or right, or security convertible into, an equivalent number of Common Stock Units. After the effective date of this amendment, any new Common Stock will be issued as a unit consisting of one share of Common Stock and one share of Series B-5 Preferred Stock. All warrants exercisable for Series A-2 Preferred Stock became exercisable for an equivalent number of shares of B-4 Preferred Stock.

In June 2021, the Company entered into a stock purchase agreement that authorized and resulted in the sale and issuance of 9,825,113 shares of Series B-1 Preferred Stock at a purchase price of $0.10178 per share.

In July and August 2021, the Company entered into a stock purchase agreement that authorized and resulted in the sale and issuance of 19,650,226 shares of Series B-1 Preferred Stock at a purchase price of $0.10178 per share.

Conversion rights: Shares of Series B-5 Preferred Stock are not convertible. The holders of the Series B Preferred Stock (excluding Series B-5 Preferred Stock) shall have the rights with respect to the conversion of their respective Series B Preferred Stock into shares of Common Stock. Series B Preferred Stock conversion rate shall be obtained by dividing the respective original issue price for the Series B Preferred Stock. The conversion price for Series B-1, Series B2a, Series B-2b, B-3 and B-4 Preferred Stock shall initially be the original issue price of the Series B Preferred Stock issue price. Such initial Preferred Stock conversion price shall be adjusted from time to time.

Liquidation rights: Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holder of Series B Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, respectively. First an amount per share of Series B-1 Preferred Stock and Series B-2a Preferred Stock equal to three times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each shares held by them on a pro rata basis. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of the Series B-1Preferred Stock and Series B-2a Preferred Stock, of the liquidation preferences set forth, then such assets (or consideration) shall be distributed among the holders of Series B-1 Preferred Stock and Series B-2a Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then second, an amount per share of Series B-2b Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-2b Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-2b, then such assets (or consideration) shall be distributed among the holders of Series B-2b at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then third, an amount per share of Series B-3 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-3 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-3, then such assets (or consideration) shall be distributed among the holders of Series B-3 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then forth, an amount per share of Series B-4 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-4 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-4, then such assets (or consideration) shall be distributed among the holders of Series B-4 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then fifth, an amount per share of Series B-2b Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-2b Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-2b, then such assets (or consideration) shall be distributed among the holders of Series B-2b at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then sixth, an amount per share of Series B-3 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-3 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-3, then such assets (or consideration) shall be distributed among the holders of Series B-3 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then seventh, an amount per share of Series B-4 Preferred Stock equal to one times the original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-4 Preferred Stock held by them. If, upon liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-4, then such assets (or consideration) shall be distributed among the holders of Series B-4 at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to. Then eighth, an amount per share of Series B-5 Preferred Stock equal to $0.50 for each share held by them. If, upon any liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of Series B-5 Preferred Stock, then such assets (or consideration) shall be distributed among the holders of Series B-5 Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to.

After the payment of full liquidation preferences of the Series B Preferred Stock, the remaining assets of the Company legally available for distribution ratably to the holders of the Common Stock and Series B Preferred stockholders (excluding Series B-5 Preferred Stock) on an as-if converted basis in proportion to the number of shares of Common Stock held by each such holder.

Voting rights: The holders of Preferred Stock (excluding all shares of Series B-5 Preferred Stock) shall be entitled to the number of votes equal to the whole number of shares of Common Stock into which such shares of Preferred Stock could be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors. The Series B-5 Preferred Stock itself shall carry no voting rights, but the Common Stock, after the effective date of the Second Amended and Restated Certificate of Incorporation, shall maintain its voting rights of one vote per share. In addition to any greater or additional vote required by law of the Second Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the outstanding Preferred Stock (excluding all shares of Series B-5 Preferred Stock), voting together on an as-converted basis, shall be necessary for effecting or validating actions (whether by amendment, merger or consolidation, or by any wholly-owned subsidiaries or otherwise).

Detail information in support of Statement of Stockholders' Deficit

HYLETE, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Preferred Series B-1		Preferred Series B-2a		Preferred Series B-2b		Preferred Series B-3		Preferred Series B-4	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020:	–	$ –	–	$ –	–	$ –	–	$ –	–	$ –
Elimination of preferred stock redemption characteristic	–	–	–	–	–	–	–	–	–	–
Equity conversion to Series B preferred stock	–	–	–	–	–	–	14,142,088	1,439,382	12,474,000	1,269,604
Debt conversion to Series B-2a preferred stock	–	–	800,752	230,000	–	–		–	–	–
Net proceeds from sale of Series B preferred stock	29,475,339	2,830,803	–	–	–	–		–	–	–
Balance as of December 31, 2021:	29,475,339	$ 2,830,803	800,752	$ 230,000	–	$ –	14,142,088	$ 1,439,382	12,474,000	$1,269,604

(Continued)

	Preferred Series A		Preferred Series A-1		Preferred Series A-2		Preferred Series AA	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020:	–	$ –	–	$ –	–	$ –	–	$ –
Elimination of preferred stock redemption characteristic	1,712,200	621,973	5,970,300	3,464,645	4,791,500	4,294,687	14,142,088	6,200,623
Equity conversion to Series B preferred stock	(1,712,200)	(621,973)	(5,970,300)	(3,464,645)	(4,791,500)	(4,294,687)	(14,142,088)	(6,200,623)
Debt conversion to Series B-2a preferred stock	–	–	–	–	–	–	–	–
Net proceeds from sale of Series B preferred stock	–	–	–	–	–	–	–	–
Balance as of December 31, 2021:	–	$ –	–	$ –	–	$ –	–	$ –

Note 11 – Common Stock

In the first and second quarter of 2020, the Company sold 62,764 shares of Class A common stock, including 21,372 shares issued to StartEngine for 2% of amount raised in equity for compensation of services provided, for net proceeds of $13,924. A deposit hold of $2,082 was reclassed to subscription receivable. The Company paid escrow fees of $4,411 for the offering. On July 28, 2020, the remaining deposit hold of $18,568 was released.

On January 6, 2020, the Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to consolidate the outstanding Class A Common Stock and Class B Common Stock into a single class of Common Stock (Class A) with the same voting rights as the existing Class A Common Stock. The number of shares of common stock authorized to be issued is 36,000,000 shares.

On March 31, 2020, the Company commenced an offering pursuant to Regulation A under the Securities Act (the "Offering"), pursuant to which it offered to sell up to 12,000,000 shares of its Common Stock, at a price of $1.00 per share. The Company utilized the net proceeds from the Offering for inventory, purchase order deposits for inventory, tooling and other upfront costs associated with inventory production and general working capital. For the years ended December 31, 2021 and 2020, the Company sold shares of 380,647 and 951,665, respectively for net proceeds of $318,383 and $740,876, respectively from the Offering. As of December 31, 2020, a deposit hold of $52,930 was reclassed to subscription receivable, which was fully released in 2021. The Company paid fees to StartEngine of $15,000 for services provided prior to commencing. Other fees include a 7% commission fee based on dollar amount received from investors and 5% commission paid in warrants for shares with the same terms as the Offering. As of December 31, 2021, the Company is obligated to issue 66,616 in warrants to StartEngine in connection with the Offering.

In May 2021, an employee exercised their options and purchased 11,900 shares of common stock for net proceeds of $208.

On June 14, 2021, the Company filed a Second Amended and Restated Certificate of Incorporation with the State of Delaware to among other things, authorize each share of Common Stock issued and outstanding immediately prior to the effective date of the amendment to be automatically reclassified as to one share of Common Stock and one share of Series B-5 Preferred Stock ("Common Stock Unit"). See Note 10 for additional details on the Second Amended and Restated Certificate of Incorporation

Note 12 – Stock Warrants

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (See Note 5). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2018, the Company issued 263,298 Series A-2 Preferred Stock warrants in conjunction with the loan payable (See Note 5) and Series A-2 preferred stock purchase agreements. The warrants have an exercise price of $0.0143 and $1.75 per share, respectively, and expire ten years after issuance.

In the first quarter of 2019, the Company issued 360,170 Series A-2 Preferred Stock warrants in conjunction with the loan payable (See Note 5). The warrants have an exercise price of $0.0143 and expire in ten years after issuance.

In December 2020, the Company issued 950,000 common stock warrants to Robert Orlando in conjunction with the settlement of the Hybrid Athletics case (See Note 17).

The Company estimates the fair value of warrants using the Black-Scholes pricing model and recognizes warrant forfeitures as they occur, as there is insufficient historical data to estimate. The risk-free rate assumption for warrants granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's warrants. The expected term is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the warrants. The simplified method was used by the Company due to insufficient historical data. Volatility is based on historical volatility of comparable public companies. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its preferred or common stock, and the Company did not anticipate paying any cash dividends.

The Company calculated the estimated fair value of each Series A-2 Preferred Stock and common stock warrants on the date of grant and at December 31, 2021 and 2020 using the following assumptions for the years ended December 31, 2021 and 2020.

Weighted average variables in accordance with the Series A-2 Preferred Stock warrants:

	2021	2020
Expected life of preferred stock warrants	2.00	2.00
Expected stock price volatility	36.0%	33.0%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	0.25%	0.13%

Weighted average variables in accordance with the common stock warrants:

	2020
Expected life of common stock warrants	10.00
Expected stock price volatility	33.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	0.37%

There were no common stock warrants granted for the year ended December 31, 2021.

The following table summarizes warrant activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years
Outstanding as of December 31, 2020	3,546,547	0.07	8.43
Forfeited	–	–	
Granted	–	–	
Outstanding as of December 31, 2021	3,546,547	$ 0.07	7.43

Note 13– Stock Option Plan

The Company's 2015 Equity Incentive Plan (the "Incentive Plan") permits the grant of incentive and nonqualified stock options for up to 2,746,500 shares of common stock. In July 2020, the Incentive Plan was amended and restated to account for the increase of share limit available by 1,000,000 shares, change the Plan's governing law from California to Delaware, extend the term of the Plan, and make other necessary technical changes. As of December 31, 2021 and 2020, there were 1,226,911 and 680,317 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

During 2021 and 2020, the Company issued 75,000 and 877,000, respectively, stock options to the board of directors, employees and consultants, which have various vesting terms.

For the years ended December 31, 2021 and 2020, the Company recognized $98,211 and $170,897, respectively, of stock compensation expenses related to stock options. The total stock-based compensation was recognized in sales and marketing expenses in the amount of $27,801 and $54,595, respectively, and general and administrative expenses in the amount of $70,410 and $116,302, respectively, for the years ended December 31, 2021 and 2020.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model and recognizes stock option forfeitures as they occur, as there is insufficient historical data to estimate. The risk-free rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options. The expected term is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The simplified method was used by the Company due to insufficient historical data. Volatility is based on historical volatility of comparable public companies. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends on its common stock in the foreseeable future.

The Company calculated the estimated fair value of each stock option on the date of grant using the following weighted average assumptions for the years ended December 31,

	2021	2020
Expected life of options	4.50	6.50
Expected stock price volatility	36.00%	33.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	0.74%	0.45%

The Company estimated the fair value of the options using the Black-Scholes option-pricing model. Expected lives were determined using the simplified method, except non-employee options.

The following table summarized option activity:

	Number of Options	Weighted Avg Exercise Price	Weighted Avg Remaining Years
Outstanding as of December 31, 2020	2,187,683	0.67	9.89
Forfeited	(793,094)	0.13	
Exercised	(11,900)	0.02	
Granted	75,000	0.60	
Outstanding as of December 31, 2021	1,457,689	0.69	7.21
Outstanding as of December 31, 2021, vested	1,173,479	$ 0.72	6.89

Note 14 – Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $80,000 and $104,000 to the Plan during the years ended December 31, 2021 and 2020, respectively.

Note 15 – Major Suppliers and Customers

For the year ended December 31, 2021, purchases from three suppliers represented approximately 89% of total inventory purchases. As of December 31, 2021, $1,213,281 or 39% of accounts payable was due to these suppliers. For the year ended December 31, 2020, purchases from three suppliers represented approximately 95% of total inventory purchases. As of December 31, 2020, approximately $629,411 or 25% of accounts payable was due to these suppliers. Loss of these vendors would cause an adverse impact.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 16 – Income Taxes

The Company's current tax liability consists of minimum amounts payable of $800 to the state of California and are included within general and administrative expense on the statements of operations.

The Company's net deferred tax assets at December 31, 2021 and 2020 is approximately $8,168,000 and $6,973,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2021 and 2020, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2021 and 2020, the Company's valuation allowance increased by approximately $1,195,000 and $1,050,000, respectively.

At December 31, 2021, the Company had federal net operating loss carry forwards of approximately $26,391,000 and state net operating loss carry forwards of $26,214,000. The federal and California net operating losses expire on various dates through 2036. Net operating loss carry forwards generated during 2018 and after don't expire.

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

Federal income tax laws limit a company's ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company's ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any tax authorities.

Note 17 – Commitments and Contingencies

Operating leases – Under the terms of its most recent lease, the Company leased its office facility for a monthly rent of approximately $2,200. Total rent expense for the years ended December 31, 2021 and 2020 was approximately $53,000 and $130,000, respectively. On March 10, 2020, the lease was renewed through March 31, 2021. On March 31, 2021, the Company let the lease expire on the bulk of its office space and signed a lease for a subset of the space at a cost of $2,246 with an expiration date of March 31, 2022. In March 2022, the Company let this lease expire and signed a temporary lease for shared office space at a cost of $5,745 per month with an expiration date of May 31, 2022. The Company has the option to extend this lease on a month-to-month basis after the expiration date.

Capital leases – In April and August 2015, the Company entered into two leases for vehicles, both of which have been paid in full. The leases were considered to be capital leases, thus $78,156 representing the cost of vehicles, was recorded as an asset. In August 2020, one of the vehicles with a carrying value of $0 was sold for $20,000. The second vehicle is still owned by the Company.

Warranty – Our product warranties are expensed as incurred. Due to their immateriality, we do not maintain a warranty reserve. We continue to monitor our warranty cost and their impact on our business.

Deferred Compensation – On July 23, 2016, the Company entered into an employment agreement with Ronald Wilson, the CEO at that time, that entitled him to a deferred compensation in the amount of 25% of his annual base salary. The deferred compensation was to be deferred until such time as Mr. Wilson is no longer employed by the Company or payment is agreed upon by the board of directors. On April 23, 2020, the CEO separated from the Company. A separation agreement was reached in June 2020 with the following terms: (1) total gross amount of $50,000 paid within one business day after Mr. Wilson executed the agreement; (2) total gross amount of $50,000 paid within seven business days of effective date; (3) $100,000 shall be deemed paid in form of 200,000 shares of Series AA Preferred Stock at $0.50 per share; (4) total gross amount of $200,000 paid in twelve cash payments of $16,666.67 on a monthly basis. In June 2020, the Company had accrued liabilities of $400,000 of deferred compensation per Mr. Wilson's agreement. As of December 31, 2020, $200,000 was paid in cash and $100,000 paid in the form of 200,000 shares of Series AA Preferred Stock to Mr. Wilson as part of the agreement, leaving $100,000 remaining in accrued deferred compensation. Deferred compensation expense for the years ended December 31, 2021 and 2020 was $0 and $233,048, respectively. As of December 31, 2021, all deferred compensation was paid in full.

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at December 31, 2021 and 2020.

Hybrid Athletics, LLC ("HA"), filed a civil action in the U.S. District Court for the District of Connecticut on October 23, 2017, seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment.

On December 11, 2020, the Company reached a settlement agreement with HA and Rob Orlando for (1) a one-time payment of $1,000,000 paid to HA within five business days of the execution of the settlement agreement, paid by Farmers Insurance, (2) a total sum of $100,000 paid in four annual installments of $25,000 each to Rob Orlando on November 1, 2021, November 1, 2022, November 1, 2023, and November 1, 2024, and (3) a stock purchase warrant in the form of 950,000 shares of Class A Common Stock at a purchase price of $0.001 per share paid to Rob Orlando. The parties have dismissed the claims and counterclaims.

At the time of our alleged advertising injury to HA, we had a policy with Farmers Insurance that we believe covered us for up to $2 million in legal reimbursements. We tendered the U.S. District Court claims to our carrier within days of the case's commencement. Although the carrier indicated an initial willingness to settle, we were not able to come to a negotiated resolution that we deemed fair. As a result, we filed a complaint on May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier's duty to defend, as well as claims for breach of contract, specific performance and bad faith. On March 10, 2020, the Superior Court of California, County of San Diego granted the Company's motion for summary adjudication against Farmers Insurance. Farmers Insurance then filed a petition for peremptory or alternative writ of mandate and a request for immediate stay. This request was read and considered by the Court of Appeal and the petition and request were denied on April 16, 2020. In June 2020, we have received reimbursement of legal fees of $574,419 from Farmers. We believe that we had proper coverage under our policy with the carrier and that they are financially responsible for the remainder of our defense costs in the U.S District Court case. In November 2020, the Company reached a settlement agreement with Farmers for full release and satisfaction of all claims. Therefore, Farmers agreed to (1) pay $1,000,000 to HA, and (2) $875,000 paid jointly to Procopio and HYLETE, both made and delivered within fifteen days of the execution of this release.

The Company entered into an engagement letter calling for the execution of an underwriting agreement for an anticipated IPO. The Company agreed to grant the underwriters an option, exercisable within 45 days after the closing of the anticipated offering, to acquire up to an additional 15% of the total number of shares to be offered in the anticipated offering on the same terms as the other shares publicly offered. The shares were to be purchased at a discount of 7% of the public offering price. In addition, the Company agreed to reimburse the underwriters for accountable expenses incurred in connection with this transaction. As of December 31, 2019, the Company paid $57,755 and accrued an additional $50,000, all of which has been recorded as an expense to Withdrawal of IPO. The Company also agreed to reimburse the underwriters for legal fees of $125,000, which has been accrued by the Company and recorded as an expense to Withdrawal of IPO. In September 2020, the Company learned that the fees owed were only $60,000, thus $65,000 was credited to Withdrawal of IPO for legal fees accrued.

Note 18 – Subsequent Events

Pending Litigation

On February 23, 2022, the Company received a copy of a civil complaint filed in California State Court by the Company's former CEO, Ronald L. Wilson, II (the "Complaint"), and naming as defendants, the Company, several of its current, and former, Board Members, one of its officers, and the Company's principal investor, Black Oak Capital ("Black Oak"). Within the Complaint, Mr. Wilson alleges, among other things, various causes of action related to an alleged agreement between the Company and Mr. Wilson, and the Company's most recent round of financing involving Black Oak. Specifically, the Complaint raises the following causes of action against one or more of the defendants: breach of contract; fraudulent inducement, intentional interference with employment contract, defamation, promissory estoppel, and failure to pay wages owed.

The Company and Black Oak believe the claims made by Mr. Wilson are without merit and they intend to defend themselves vigorously against such claims listed in the Complaint. While the Company and Black Oak believe they will be successful in defending against Mr. Wilson's claims, there can be no assurance as to the outcome of this lawsuit.

Crossroads Financing ABL

In January 2022, the Company entered into a loan and security agreement with Crossroads Financing, LLC ("Crossroads") to borrow up to $1,700,000 based on a borrowing base of up to 75% of inventory cost or up to 85% of net orderly liquidation value with an initial term of two years from the date hereof. Interest rate per annum rate equal to the greater of three-month LIBOR rate plus 16% or 16%. Along with this transaction, the Company signed a three-party intercreditor and subordination agreement with Black Oak Fund4, LLC and Crossroads. The Company has borrowed $1,562,956 to date.

Stripe Capital Program Loan

Subsequent to December 31, 2021, the Company has borrowed an additional $53,436 from Stripe Capital with a fixed fee of $12,348 and a repayment rate of 20% of daily merchant receivables withheld to repay loan.

Black Oak Debt Conversion

Subsequent to December 31, 2021, the Company signed a debt conversion and release agreement with Black Oak Capital, which converted all of the debt ($6,000,000) into shares of B-2b Preferred Stock at a price of $0.28723 per share, and equivalent to 20,889,183 shares of B-2b Preferred Stock. The Company also agreed to issue an additional 1,044,459 shares of B-2b Preferred Stock, which represented a 5% closing fee on the amount of debt converted. As a result of the conversion of the debt, the Company and Black Oak agreed that all prior agreements and any claims that Black Oak had in connection with the prior agreements were terminated.

The Company has evaluated subsequent events that occurred after December 31, 2021 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

HYLETE

Community built and driven fitness lifestyle brand


HYLETE
PREMIUM FITNESS APPAREL

Website · San Diego, CA · FASHION & APPAREL

$143,429 raised

$7,315,168 previously crowdfunded

79 Investors	$27.4M Valuation
$0.29 Price per Share	$499.96 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1.7M Offering Max	Reg CF Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

We design premium fitness apparel with the input of a passionate community and strive to be a source of inspiration and motivation to all individuals that live a fitness lifestyle.

Overview | Team | Terms | Updates 13 | Comments | Follow

Reasons to Invest

- We have generated net revenues of over $73 million since 2012, including $9.8 million in 2021.
- We have 356,000+ customers, of which include 23,300+ certified fitness experts (Train Team) that provide professional health and fitness content for HYLETE's Expert Voice Blog, and 39,500+ military personnel and first responders (Service League).
- We have gained more than 7,000 crowdfunding investors who have infused more than $7 million into the company.

OVERVIEW

Our story began with a quest to build a better training short

Since then, our product offering has grown into an extensive line of premium fitness apparel for men and women. But along with creating great products, we are also focused on building a great community. Whether developing new designs based on customer feedback or creating engaging content for our blog, The Expert Voice, we are committed to providing an exceptional experience for our customers.

Our Values

1. **Create with passion -** Be innovative and focus on quality
2. **Be active listeners** - Pay attention and respond with authenticity
3. **Help each other thrive** - Value other's contributions and invest in each other's growth



Rewards

Get rewarded for investing more into HYLETE:

$499+
Investment
Tier 1
Invest $499+ and receive 30% off all regularly priced products for life.

$1,000+
Investment
Tier 2
Invest $1,000+ and receive 50% off all regularly priced products, an additional 10% off clearance items, and free shipping for the 1st year, and then 30% off for life thereafter.

$2,500+
Investment
Tier 3
Invest $2,500+ and receive 50% off all regularly priced products for life, an additional 10% off clearance items, and free shipping.

$5,000+
Investment
Tier 4
Invest $5,000+ and receive $500 store credit, plus 50% off regularly priced products for life, an additional 10% off clearance items, and free shipping.

What's new with HYLETE since our last offering?

- Development of a new omnichannel sales strategy to expand revenue channels both domestically and internationally by building retail and distributor partnerships.
- Dramatically improved balance sheet
  - In April 2022 we successfully converted six million dollars of debt into equity. This debt conversion was the key driver of the dramatic improvement in our balance sheet.
- Team expansion, including our new VP of Sales and sales team
- Brand Partnership Strategy
  - Working with brands in similar verticals to promote campaigns and online presence
- Public Relations
  - Increased Impressions/ Brand Exposure
- New CEO

We believe the funds we raise in this round will help us tackle key initiatives that will drive our growth.

THE MARKET

The Market


$63
BILLION
Total Available Market
$12.6
BILLION
Serviceable Available Market

Total Available Market
The Total Available Market (TAM) for Sports & Fitness Clothing in the U.S. is estimated at $63 Billion in the year 2021. (Source)

Total Serviceable Market
The Total Serviceable Market (SAM) for premium athletic apparel in the U.S. is estimated at $12.6 Billion in 2021. (Source)

Our Direct Competition


PRICE
QUALITY

**Above graphic is based on the opinions of management and an internal competitive pricing analysis*

We've highlighted how we stack up to our direct competition, displaying that our product line is high quality without the high price tag. We have been recognized as premium due to the performance characteristics of our products including their fit, fabric and functionality.

Current & Future Planned Sales Channels


Health Clubs & Co-branding
Military
HYLETE.com
International Distribution
Online Partners & Dropshipping
Major U.S. Retail

2022

Since our inception in 2012, the vast majority of our sales have taken place on HYLETE.com as a digitally native brand. Going forward, we will be making an aggressive shift to an omnichannel strategy. By adding physical retail, international distribution, co-branding and outside marketplaces we will be able to create significant new revenue streams for the company.

OUR TRACTION

Community Driven Brand and Product Experience

85K+	233K+	140K+
Followers	Followers	Engaged List

Through surveys and social outreach, the community's feedback goes directly into the development of new products and improving the overall HYLETE experience. From our blog content to imagery used in our ads, we are proud to say that HYLETE is without a doubt, community built and driven.

69K+ FIVE STAR REVIEWS


"Great quality. Durable and the most comfortable gym shorts I've worn. I put these shorts through tough resistance training, cardio, and functional fitness workouts 6 to 7 days a week and they hold up to them all."
– Kyle F.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE PRODUCT

Products Built for Performance



Our products are fitted on real athletes (no mannequins) for optimal performance and design lines that compliment the results of our customer's training.

Men's Line



Fit, fabric, function, and durability are the simple ingredients for producing the industry's highest quality men's fitness apparel. Our men's line includes a curated collection of shorts, pants, joggers, tees, jackets, hoodies, and complimentary accessories.

Women's Line



Stretch recovery fabric that passes the squat test and a close to custom fit you won't find anywhere else. Our women's line includes a balanced selection of shorts, tights, capris, joggers, sports bras, tees, tanks, jackets, and hoodies.

WHY INVEST

We believe we are poised for growth





By combining an elevated brand, high quality products, and a passionate and dedicated team, HYLETE is uniquely positioned to acquire a larger share of the $12.6 Billion serviceable market. Additionally, our community includes over 356,000+ customers who have helped establish HYLETE as the brand it is today.

In the Press

SHOW MORE

Meet Our Team



Adam Colton

Chief Executive Officer, Chief Financial Officer & Director

Adam has held the position of CEO at HYLETE for 10 months. Prior to becoming CEO, Adam was HYLETE's CFO for almost 3 years. Before his time at HYLETE, Adam was the Chief Financial Officer at National Cardiac, Inc. from 2017-2019. Adam has also held the position of CFO at Lamkin Corporation, H20 Audio, Inc. and Mad Dog Multimedia. Inc. Adam holds a BS Accounting from Binghamton School of Management and an MBA from the Wharton School.



Scott Kennerly

VP of Technology and Operations

Scott Kennerly has been our Vice President, Technology and Operations since October 2014. Prior to joining our company, Scott was the Director of Technology and Ecommerce at X-1 Audio, specializing in full-cycle ecommerce integration and business automation.



Andy Gilkison

VP of Sales

Andy Gilkison has been our Vice President, Sales since January 2022. Prior to joining our company, Andy has worked with many athletic brands, leading revenue and strategy in the apparel and gear/accessory categorites. His experience includes leading sales for OGIO, directing the global golf accessory division for Puma, and a partner in launching lifestyle golf apparel brand Pahr. Andy holds a BA in Economics from California Polytechnic State University, San Luis Obispo.



Alessa Blackwell

Investor Relations and HR Manager

Alessa has been with HYLETE since June 2018 and was on the Brand Experience team before her current Investor Relations and HR Manager Role. She previously worked for GRACEDBYGRIT from 2017-2018, and for 6 years with the University of Colorado Denver in annual giving and donor relations. She holds a BA in International Affairs from the University of Colorado Boulder.



Alicia Gonzalez

Director of Marketing

Alicia has been with HYLETE since 2015 and was on the Brand Experience team before her position on the marketing team and is now Director of Marketing. She previously worked for the Hyatt Regency and Behr Process Corporation. She holds a Bachelor's degree in Journalism from California State University, Long Beach.



Lilia Nevarez

Controller

Lilia has been with HYLETE since 2015 as the company's Controller. Prior to joining HYLETE, she was the Assistant Controller at X-1 Audio. Lilia holds a Bachelor's Degree in Economics from San Diego State University.



Kurt Hanson

Director

Along with sitting on HYLETE's board, Kurt is a Managing Partner at Black Oak Capital Partners and is also an adjunct professor at University of Nevada, Las Vegas where he teaches Strategic Management and Policy. Kurt has also held several business management positions at companies such as Kurokazan, Cornerstone Wealth Management, and MassMutual Financial Group. Kurt holds a BSBA in Marketing and an MBA from University of Nevada - Las Vegas.

Offering Summary

Company :	HYLETE, Inc.
Corporate Address :	11622 El Camino Real, Suite 100, San Diego, CA 92130
Offering Minimum :	$9,999.78
Offering Maximum :	$1,699,999.72
Minimum Investment Amount (per investor) :	$499.96

Terms

Offering Type	Equity
Security Name	Series B-2A Preferred Stock
Minimum Number of Shares Offered	34,482
Maximum Number of Shares Offered	5,862,068
Price per Share	$0.29
Pre-Money Valuation	$27,379,990.98

Amount-Based Investment Incentives

Tier 1 | $499+

Invest $499+ and receive 30% off all regularly priced products for life.

Tier 2 | $1,000+

Invest $1,000+ and receive 50% off all regularly priced products, an additional 10% off clearance items, and free shipping for the 1st year, and then 30% off for life thereafter.

Tier 3 |$2,500+

Invest $2,500+ and receive 50% off all regularly priced products for life, an additional 10% off clearance items, and free shipping.

Tier 4 | $5,000+

Invest $5,000+ and receive $500 store credit***, plus 50% off regularly priced products for life, an additional 10% off clearance items, and free shipping.

**HYLETE also reserves the right to adjust pricing of HYLETE products and/or discounts to investors at any time without further notice.*

***All perks occur when investment in company becomes final.*

****$500 store credit will expire one year from issue date.*

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Our Nimbus II Capri for Women featured in The Healthy and MSN

9 hours ago

Our Nimbus II Capri for women was recently featured in The Healthy and MSN as part of the roundup of the “13 Best Leggings for Working Out in Warm Weather”!

As highlighted in the article, “These four-way stretch capris provide a mix of soft and breathable fabric along with two zippered side pockets.” “These leggings not only have a great waistband, but I also love the length and the zippered pockets, so I can stash my phone when I go for a run.”

You can check out the features here:
The Healthy: https://www.thehealthy.com/exercise/best-leggings-for-warm-weather/

MSN: https://www.msn.com/en-us/lifestyle/shopping/13-best-leggings-for-working-out-in-warm-weather/ar-AAV3qTg?li=BBnba9O



HYLETE announces brand partnership with SI Shop by Sports Illustrated

2 days ago

HYLETE's Men's and Women's products will soon be included in the SI Shop E-Comm Marketplace!

Launched in early 2022, SI Shop is a dropship-enabled marketplace that will leverage the brand authority of Sports Illustrated, tapping into the existing SI audience (64M+ unique monthly visitors, 18M+ social followers) and supported with additional traffic and lead gen through paid and owned channels. With a keen eye toward curation of brands, products, and collaborations—both well-established and niche—SI Shop will inspire customers to (re)discover brands and offer an additional channel of digital sales.

This strategic partnership between HYLETE and SI Shop will generate massive brand exposure and generate additional revenue across key demographics and athletes. The E-Comm Marketplace is set to launch in early September of this year.



HYLETE's Military Morale Program and Feature on Fox 5 San Diego

7 days ago

HYLETE cares about our Military Community and is passionate about connecting with the men and women who train and maintain physical fitness to ensure our safety every day. To help boost morale, we have created our Military Morale program to help to outfit a military troop, company, squadron, or platoon with a HYLETE care package each month.

HYLETE was also featured on the Fox 5 San Diego morning news in May, during Military Awareness Month, to highlight our morale program!

Check out the feature here: https://www.youtube.com/watch?v=Opl8hwLyk08



HYLETE's Customer Experience Team earns unprecedented customer satisfaction rating

10 days ago

HYLETE's Customer Experience team has earned one of the highest customer satisfaction (CSAT) ratings ever (based on the feedback provided by our own HYLETE customers). By utilizing the Gorgias Helpdesk to manage our multichannel customer service communications, our team is able to provide our community with world-class customer service week after week.

Gorgias Senior Customer Success Manager, Patrick Vannatta, had this to say about our Customer Experience Team and partnership with Gorgias:

- "Above all, HYLETE is delivering a world-class experience. No further evidence is needed outside of their Customer Satisfaction Rating (insert mic drop). HYLETE's average CSAT rating is 4.9. HYLETE crushes the customer experience"

- "HYLETE Customers also participate in 39% of surveys, highlighting their customer engagement and brand awareness"

- "As someone who has the privilege of owning HYLETE gear, I can say the product is world-class. I LIVE in it :)"

HYLETE's Director of Marketing, Alicia Gonzalez, also shared her insight on managing the Customer Experience Team and our relationship with Gorgias:

"Our Customer Experience Team takes support to the next level by going above and beyond to personalize every customer interaction professionally, efficiently, and authentically. It's important that our customers feel a sense of community and appreciation whether they need general product information or more detailed support. With the Gorgias all-in-one helpdesk, we have evolved our multichannel communication by using technology to build processes that allow us to continue to foster meaningful relationships with our customers. Behind the scenes, we are constantly learning, sharing ideas, and optimizing the customer journey so we can deliver that wow factor."



Our Award-Winning Women's Circuit II Cross-Training Shoe featured in Women's Health and Today Show

14 days ago

HYLETE's Circuit II Cross-Training Shoe for women has been selected for a Women's Health award for two years in a row. This year, the shoe is named Best for Versatility in "The 18 Best Cross-Training Shoes For Every Type Of Workout For 2022!"

Check out the Women's Health article here:
https://www.womenshealthmag.com/fitness/g19966106/cross-training-sneaker-guide/

The Circuit II Cross-Training Shoe for women was also highlighted in the segment 'Best Sneakers for the Spring and Summer' which aired on the Today show earlier this year.

You can view the Today show segment here: https://www.today.com/video/best-sneakers-for-the-spring-and-summer-136657989516



Meet Andy Gilkison: HYLETE’s Vice President of Sales

17 days ago

As HYLETE's VP of Sales, Andy will be leading our omnichannel sales strategy to expand revenue channels, both domestically and internationally.

Learn more about Andy and how he is preparing to open the door for retail expansion in 2022:

https://www.prnewswire.com/news-releases/award-winning-hylete-welcomes-new-vice-president-of-sales-to-accelerate-its-growth-and-expansion-plans-301510088.html?tc=eml_cleartime



4th of July Promotion

20 days ago

HYLETE is recognizing the 4th of July holiday with a sitewide offer of up to 30% off regularly priced items and an extra 10% off team pricing. Now is your chance to sample your 30% off investor pricing!

Celebrate Independence Day with our ‘Stars and Stripes’ Collection here: https://www.hylete.com/stars-and-stripes?p=2


HAPPY 4TH OF JULY
30% OFF
SITEWIDE
CODE
JULY4

Summer Essentials Collection

22 days ago

Our 'Summer Essentials' Collection is now available on HYLETE.com! Our collection features lightweight and moisture-wicking fabrics that are built for the hottest days and your sweatiest workouts.

We've got what you need to take your workouts to the next level as things start to heat up. Check out the collection here: https://www.hylete.com/summer-essentials?p=2



Your Existing HYLETE Investor Perks

24 days ago

Great news! If you are a current investor and are interested in investing in our newest offering, your original investor benefits will either improve or stay the same. Your new investment will not cause your level of benefit to decrease.

For those considering investing, the perks available in this round are as follows:

Tier 1 | $499+

Invest $499+ and receive 30% off all regularly priced products for life.

Tier 2 | $1,000+

Invest $1,000+ and receive 50% off all regularly priced products, an additional 10% off clearance items, and free shipping for the 1st year, and then 30% off for life thereafter.

Tier 3 |$2,500+

Invest $2,500+ and receive 50% off all regularly priced products for life, an additional 10% off clearance items, and free shipping.

Tier 4 | $5,000+

Invest $5,000+ and receive $500 store credit***, plus 50% off regularly priced products for life, an additional 10% off clearance items, and free shipping.

*HYLETE also reserves the right to adjust pricing of HYLETE products and/or discounts to investors at any time without further notice.

**All perks occur when investment in company becomes final.

***$500 store credit will expire one year from issue date.



HYLETE
INVESTOR
PERKS
start engine

June is Trainer Appreciation Month

28 days ago

The HYLETE Train Team was created to show our appreciation for certified trainers who are influential in the HYLETE community. We offer our certified trainers a discount of up to 30% off the original price on all HYLETE orders. June is Trainer Appreciation Month, and we are recognizing our trainer community with an extra 10% off team pricing through the end of the month.

We also feature 'Trainer Spotlights' regularly on our Expert Voice blog, where industry experts share their knowledge and experience with the HYLETE community.

If you are interested in learning more or would like to apply to the program, check out the 'Trainer Program' page on our website here: https://www.hylete.com/trainer-program



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James W. 1 INVESTMENT 2 days ago
I've been an investor for the last 4 years when the shares were $1.00 per share, can all the investors receive some verification or validation of ownership of
0 View 3 replies

Ronald W. 1 INVESTMENT 7 days ago
1. What are HYLETE's Net Revenues for the first six months of 2022? How does this compare to the same period for 2021, 2020, 2019, and 2018?

2. What is HYLETE's profit (or loss) for the first six months of 2022?

3. How much cash does HYLETE have on hand as of July 15th, 2022?

4. Four executives (Colton, Kennerly, Wardlow, and Dirksing) had their compensation amounts filed as part of this fundraising round. How does each executive's current compensation compare to their compensation for 2021?

5. If this funding round reaches the maximum offered amount of $1.7M, what price would HYLETE have to sell at (be acquired) such that all of the previous common shareholders (who invested through crowdfunding) would receive at least $1 per share for each share that they currently own?
0 View 2 replies

Joshua C. 11 days ago
If I invest at the $1000 level now, does the 50% off all products end after a year and go to 30% off, or does the 50% off products stay permanently and shipping goes to 30% off? It's phrased a little stangely. Thanks.
0 View 1 reply

NIELS H. 9 INVESTMENTS 14 days ago
For Tier 4, the perks state "50% off regularly priced products for life, an additional 10% off clearance items, and free shipping.", is the 10% off clearance and free shipping only limited for x amount of months or is that for life as well?
0 View 1 reply

Jorge G. 9 INVESTMENTS 17 days ago
Hi Team, I have 3 open orders that exceed the $2500+ reward amount. Can you confirm I'm elegible for this tier level with all my open orders combined? Thanks!
0 View 3 replies

Mark R. SE OWNER 4 INVESTMENTS 24 days ago
is there anyway to sell my shares I invested in?
1 View 6 replies

Sean S. 1 INVESTMENT 24 days ago
According to my understanding of your statements, the corporate valuation of Hylete has decreased since the previous crowdfunding. Those of us who invested under the guise that your company planned to go public, were all left holding the bag, unless we invest more now. In 3 years there has not been any new products released or changes to your lines that would make me want to purchase any more of your goods. While the few items I bought were quality, the t-shirts were way too small, in your largest size, and the designs you have on the website are the same from 5 years ago. There needs to be an immediate change to your company if you want to be profitable. Otherwise you are going to continue sinking.
1 View 1 reply

Mike M. 7 INVESTMENTS 25 days ago

I invested $1,000 in your 2021 offering with a valuation of $1/share. I can't find the perks I qualified for with that investment as I don't see them in the Form C. Can you please tell me what my perks were for that $1,000 investment. In addition, I see in the Form C that you have multiple Preferred Stocks outstanding. Where does this class of Preferred Stock you are offering stand priority wise to the other Preferred Stocks that have been issued? If this new class has priority rights over prior preferred stocks, what will keep you from offering a "more preferred" stock in the future? I understand the rationale for investing more this time for the 3X preference, but that only makes sense if this offering is at the top of the food chain and not the bottom. But, if this is at the top of the food chain right now, how do we know it will remain at the top of the food chain? Thanks.

2 View 3 replies

ROBERT B. 25 days ago

When to the investment perks take effect? Is there a way for an investor to know when this round of investment closes?

0 View 1 reply

Cuong P. 1 INVESTMENT a month ago

From my understanding of your responses to other investors, this round of funding offer a B2a preferred stock, which will 3x the return upon Hylete exiting and will be paid out before previous purchases from earlier investor? How is that fair for early investors?

Shouldn't investors from previous round get more protection since we invested earlier? This is like telling us that we should have wait to invested on this round to be more favored, that doesn't make any sense.

I invested in one of the first round of funding 4-5 years ago, but now you basically telling me that all you care about is new money, I don't see your loyalty and lookout for interest for us investors. What next? You going to offer a B3a to be more protected than the B2a stock?

Very disappointed!

1 View 3 replies

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1:

Great communities are built from a shared connection, a common passion, and an understanding that we are all stronger together.

Speaker 2:

Get set, go. Yeah!

Speaker 1:

From project to production every HYLETE product is built with the input of a passionate community. And our mission is more than building great products. Our energy is equally focused, being a source of inspiration, and motivation for every individual that strives to live a fitness lifestyle. Join us, and own part of the brand you helped build.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "HYLETE, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF JUNE, A.D. 2021, AT 6:24 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7230329 8100
SR# 20212444767

Authentication: 203453690
Date: 06-15-21

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
HYLETE, INC.

HYLETE, INC., (the "**Corporation**"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

A. The name of the Corporation is HYLETE, INC. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on December 21, 2018 (effective as of January 1, 2019), as amended by that certain Certificate of Amendment to Certificate of Incorporation filed with the Secretary of State of Delaware on March 29, 2019, and as further amended and restated by that certain Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on January 6, 2020.

B. This Second Amended and Restated Certificate of Incorporation (this "**Certificate**") was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL"), and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL, and restates, integrates and further amends the provisions of the Corporation's original Certificate of Incorporation (as initially amended and later amended and restated as described above).

C. Immediately prior to the Effective Time (as defined below) of this Certificate, the total number of shares which the Corporation is authorized to be issued was Eighty-Eight Million Six Hundred Eighty-Two Thousand Five Hundred (88,682,500) shares. The number of shares of Common Stock authorized to be issued was Thirty-Six Million (36,000,000) shares. The number of shares of Preferred Stock authorized to be issued was Fifty-Two Million Six Hundred Eighty-Two Thousand Five Hundred (52,682,500) shares. The Preferred Stock was authorized to be issued in a number of series from time to time. The first series consisted of One Million Seven Hundred Twelve Thousand Two Hundred (1,712,200) shares and was designated "**Series A Preferred Stock**". The second series consisted of Five Million Nine Hundred Seventy Thousand Three Hundred (5,970,300) shares and was designated "**Series A-1 Preferred Stock**". The third series consisted of Ten Million (10,000,000) shares and was designated "**Series A-2 Preferred Stock**". The fourth series of Preferred Stock consisted of Thirty-Five Million (35,000,000) shares and was designated "**Series AA Preferred Stock**". Collectively, the Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series AA Preferred Stock, shall be referred to herein as the "**Old Preferred Stock**".

D. The text of the Amended and Restated Certificate of Incorporation is hereby further amended and restated in its entirety to read as follows:

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:24 PM 06/14/2021
FILED 06:24 PM 06/14/2021
SR 20212444767 - File Number 7230329

1. NAME. The name of the corporation is HYLETE, Inc.

2. REGISTERED AGENT. The address of the registered office of the Corporation in the State of Delaware is 919 North Market Street, Suite 950 in the city of Wilmington, Delaware, County of New Castle, 19801. The name of the registered agent of the Corporation at such address is "InCorp Services, Inc."

3. PURPOSE. The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the DGCL.

4. STOCK.

4.1. AUTHORIZED SHARES. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The par value of each class of stock is $0.001 per share. The total number of shares which the Corporation is authorized to issue is Two Hundred Eighty-Eight Million (288,000,000) shares. The number of shares of Common Stock authorized to be issued is One Hundred Fifty-Five Million (155,000,000) shares. The number of shares of Preferred Stock (as defined below) authorized to be issued is One Hundred Thirty-Three Million (133,000,000) shares which shares shall be divided into series as provided herein. Subject to the rights of the holders of any Series B Preferred Stock (excluding Series B-5 Preferred Stock, as defined below), the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of voting power of the capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

4.1.1. COMMON STOCK. The rights and powers of the Common Stock shall be as set forth herein.

4.1.2. PREFERRED STOCK. The Preferred Stock authorized by this Certificate may be issued from time to time in one or more series. The first series shall consist of Fifty Million (50,000,000) shares and is designated "**Series B-1 Preferred Stock**". The second series shall consist of Seven Million (7,000,000) shares and is designated "**Series B-2A Preferred Stock**". The third series shall consist of Twenty Two Million (22,000,000) shares and is designated "**Series B-2B Preferred Stock**." The fourth series shall consist of Nineteen Million (19,000,000) shares and is designated "**Series B-3 Preferred Stock**". The fifth series shall consist of Sixteen Million (16,000,000) shares and is designated "**Series B-4 Preferred Stock**". The sixth series shall consist of Nineteen Million (19,000,000) shares and is designated "**Series B-5 Preferred Stock**". Collectively, the Series B-1 Preferred Stock, Series B-2A Preferred Stock, Series B-2B Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock, and Series B-5 Preferred Stock, shall be referred to herein as the "**Series B Preferred Stock**" or "**Preferred Stock**").

4.2. RECLASSIFICATION OF OLD PREFERRED STOCK. Immediately prior to the effectiveness of the filing of this Certificate (the "**Effective Time**"), each series of Old Preferred Stock issued and outstanding immediately prior to the Effective Time, and that is then held of record by any holder will automatically be reclassified as follows:

4.2.1. Series AA Preferred Stock. Each share of Series AA Preferred Stock shall be reclassified as one share of Series B-3 Preferred Stock.

4.2.2. Series A, A-1 and A-2 Preferred Stock. Each share of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be reclassified into one share of Series B-4 Preferred Stock.

Each certificate or ledger record that theretofore represented shares of any series of Old Preferred Stock shall thereafter represent such number of shares of the series of Preferred Stock into which the shares of such series of Old Preferred Stock shall have been reclassified hereby. All options, warrants or rights to acquire shares of any series of Old Preferred Stock, or securities convertible into shares of Old Preferred Stock, outstanding immediately prior to the Effective Time will become an option, warrant or right, or security convertible into, the corresponding series of Preferred Stock into which the underlying shares of the series of Old Preferred Stock shall have been reclassified pursuant hereto (e.g., a warrant for Series AA Preferred Stock reclassified as Series B-3 Preferred Stock shall become a warrant for an equivalent number of shares of Series B-3 Preferred Stock).

4.3. RECLASSIFICATION OF COMMON STOCK AND ISSUANCE OF SERIES B-5 PREFERRED STOCK. At the Effective Time, each share of the Corporation's Common Stock issued and outstanding immediately prior to the Effective Time (the "**Old Common Stock**") will automatically shall be reclassified as one share of Common Stock and one share Series B-5 Preferred Stock. Any options, warrants or other rights to purchase Old Common Stock, or convertible securities convertible into shares of Old Common Stock, outstanding prior to the Effective Time will become an option, warrant or right, or security convertible into, an equivalent number of shares of Common Stock and Series B-5 Preferred Stock. Notwithstanding anything to the contrary set forth herein, except as expressly required by law, the Series B-5 Preferred Stock itself shall carry no voting rights, but the Common Stock after the Effective Time shall maintain its voting rights of one vote per share. Each share of the Common Stock issued or disposed of after the Effective Time shall be issued with a corresponding share of Series B-5 Preferred Stock, and the Corporation shall not issue any shares of Common Stock or Series B-5 Preferred Stock after the Effective Time except as a unit consisting of one share of Common Stock and one share of Series B-5 Preferred Stock.

4.4. SERIES B PREFERRED STOCK. The rights, preferences, privileges, restrictions and other matters relating to each individual series of the Series B Preferred Stock are as follows:

4.4.1. DIVIDEND RIGHTS.

A. Holders of Series B-2B Preferred Stock, prior and in preference to the holders of Common Stock and all other series of Preferred Stock, shall be entitled to receive a cash dividend at the rate of twelve and a half percent (12.5%) of the Original Issue Price (as defined below) for such share of Series B-2B Preferred Stock, per annum on each outstanding share of Series B-2B Preferred Stock (as adjusted for any stock dividends, combinations, splits recapitalizations and the like with respect to such shares after the filing date hereof). Such dividends shall be payable by Corporation on a quarterly basis in cash, unless otherwise prohibited by law or consented in writing by holders of a majority of the outstanding shares of the Series B-2B Preferred Stock, voting as a separate series.

B. The "**Original Issue Price**" for each share of Series B Preferred Stock shall be deemed to be:

(i) for the Series B-1 Preferred Stock, $0.10178;

(ii) for the Series B-2A Preferred Stock, $0.28723;

(iii) for the Series B-2B Preferred Stock, $0.28723;

(iv) for the Series B-3 Preferred Stock, an amount equal to the corresponding price paid per share of Series AA Preferred Stock (or reclassified Series B-3 Preferred Stock) at the time of purchase;

(v) for the Series B-4 Preferred Stock, an amount equal to the corresponding price paid per share of the Series A Preferred Stock, Series A-1 Preferred Stock, or Series A-2 Preferred Stock (or reclassified Series B-4 Preferred Stock) at the time of purchase; and

(vi) for the Series B-5 Preferred Stock, $0.00.

4.4.2. VOTING RIGHTS.

A. GENERAL RIGHTS. Each holder of shares of Preferred Stock (excluding, for the avoidance of doubt, all shares of Series B-5 Preferred Stock) shall be entitled to the number of votes equal to the whole number of shares of Common Stock into which such shares of Preferred Stock could be converted (pursuant to Section 4.4.4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any meeting of stockholders in accordance with the bylaws of the Corporation, as the same may be amended from time to time (the "**Bylaws**"). Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock on all matters submitted to a vote of stockholders.

B. SALE OF CORPORATION. Provided dividend payments to the holders of Series B-2B Preferred Stock as described in Section 4.4.1.A above are not in arrears (unless otherwise consented to in writing by holders of a majority of the outstanding shares of the Series B-2B Preferred Stock, voting as a separate series), in addition to any greater or additional vote required by law or this Certificate, any Liquidating Event (as defined below) within two (2) years of the Effective Time shall require approval by: (i) a majority vote of the holders of outstanding Series B-1 Preferred Stock, Series B-2A Preferred Stock, and Series B-2B Preferred Stock, collectively voting together as a class, and, (ii) a majority vote of the holders of outstanding

Series B-3 Preferred Stock, Series B-4 Preferred Stock and Common Stock, collectively voting together as a class.

C. SEPARATE VOTE OF PREFERRED STOCK. In addition to any greater or additional vote required by law or this Certificate, the affirmative vote of the holders of at least a majority of the outstanding Preferred Stock (excluding all shares of Series B-5 Preferred Stock), voting together on an as-converted basis, shall be necessary for effecting or validating the following actions (whether by amendment, merger or consolidation, or by any wholly-owned subsidiaries or otherwise):

i) Alter or change the rights, preferences or privileges of the Preferred Stock, or effect any transaction in which the Preferred Stock are treated differently than the Common Stock;

ii) Authorize, create or issue any new class or series of stock or other security, including any security that is junior, pari passu or senior to the Preferred Stock with respect to voting, dividends, redemption or liquidation rights;

iii) Issue any shares of Preferred Stock after the Effective Time;

iv) Effect the sale of any material assets of the Corporation, including but not limited to intellectual property, other than in the ordinary course of business;

v) Effect any transaction with any affiliates of the Corporation unless approved by the Corporation's Board of Directors;

vi) Increase or decrease the authorized numbers of directors constituting the Corporation's Board of Directors;

vii) Enter into a different line of business;

viii) Amend or waive any provision of the Certificate;

ix) Redeem or repurchase any shares of Common Stock or Preferred Stock or pay or declare any dividend on any Common Stock or Preferred Stock other than redemptions of, or dividends on, the Preferred Stock as expressly authorized by the Certificate, or pursuant to any equity incentive plan approved by the Corporation's Board of Directors or any agreement outstanding as of immediately prior to the Effective Time;

x) Effect any Liquidating Event (as defined below);

xi) Issue shares of Common Stock or Preferred Stock, or options with respect thereto, except for options approved for issuance by the Board of Directors (or shares of Common Stock or Preferred Stock upon the exercise of such options);

xii) Incur or refinance any funded indebtedness above $250,000, except as approved by the Corporation's Board of Directors; and

xiii) Convert into a different type of entity or transfer of jurisdiction.

D. ELECTION OF BOARD OF DIRECTORS. Unless and except to the extent that the Bylaws provide otherwise, the number and election of directors of the Corporation shall be as described herein, and need not be by written ballot. The Corporation's Board of Directors shall consist of five (5) Directors.

i) The holders of the Series B-1 Preferred Stock, voting as a separate series and separate class, shall be entitled to elect three (3) members (each, a "**Series B-1 Preferred Director**") of the Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office any Series B-1 Preferred Director and to fill any vacancy caused by the resignation, death or removal of any Series B-1 Preferred Director.

ii) The holders of Series B-3 Preferred Stock, B-4 Preferred Stock, and Common Stock, voting collectively as a separate class on an as-converted basis, shall be entitled to elect one (1) member (the "**Preferred/Common Director**") of the Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors, and to remove from office such Preferred/Common Director and to fill any vacancy caused by the resignation, death or removal of such Preferred/Common Director.

iii) The fifth seat of the Board of Directors shall automatically be filled by the then-sitting Chief Executive Officer of the Corporation (the "**CEO Director**"). If, at any time, there is no Chief Executive Officer, the CEO Director position shall be filled by the next highest officer of the Corporation (the "**Next Highest Officer**"), until such time as there is a Chief Executive Officer. Only the Chief Executive Officer shall be qualified to serve as CEO Director; provided, that if there is no CEO Director, the Next Highest Officer shall be qualified to serve as CEO Director until a Chief Executive Officer is in place (and any Next Highest Officer in office as a director shall automatically cease to be qualified, and shall cease to serve, as a director immediately upon the installation of a new Chief Executive Officer). If a person serving as CEO Director ceases to be the Chief Executive Officer, such person shall automatically cease to be qualified as, and shall cease to be, the CEO Director, and the Next Highest Officer or the newly elected Chief Executive Officer, as the case may be, shall thereupon become qualified to be (and shall be appointed to fill the vacancy resulting from). The Board of Directors shall not remove the Chief Executive Officer unless such removal is approved by (in addition to any greater or additional vote required by law, this Certificate, and/or the Bylaws) all of then-sitting directors other than the CEO Director.

4.4.3. LIQUIDATION RIGHTS.

A. Upon a Liquidating Event (as defined below), prior and in preference to any distribution or payment to the holders of any Common Stock , the holders of the Series B Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution, or the consideration received in such transaction, respectively, as follows:

i) First, an amount per share of Series B-1 Preferred Stock and Series B-2A Preferred Stock equal to three (3) times the Original Issue Price of such Series B-1 Preferred Stock and Series B-2A Preferred Stock, respectively, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-1 Preferred Stock and Series B-2A Preferred Stock held by them on a pro rata basis. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series B-1 Preferred Stock and Series B-2A Preferred Stock, of the liquidation preference set forth in this Section 4.4.3(A), then such assets (or consideration) shall be distributed among the holders of Series B-1 Preferred Stock and Series B-2A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

ii) Then second, an amount per share of Series B-2B Preferred Stock equal to one (1) times the Original Issue Price of Such Series B-2B Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-2B Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series B-2B Preferred Stock, of the liquidation preference set forth in this Section 4.4.3(A), then such assets (or consideration) shall be distributed among the holders of Series B-2B Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

iii) Then third, an amount per share of Series B-3 Preferred Stock equal to one (1) times the Original Issue Price of Such Series B-3 Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-3 Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series B-3 Preferred Stock, of the liquidation preference set forth in this Section 4.4.3(A), then such assets (or consideration) shall be distributed among the holders of Series B-3 Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

iv) Then fourth, an amount per share of Series B-4 Preferred Stock equal to one (1) times the Original Issue Price of Such Series B-4 Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-4 Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series B-4 Preferred Stock, of the liquidation preference set forth in this Section 4.4.3(A), then such assets (or consideration) shall be distributed among the holders of Series B-4 Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

v) Then fifth, an amount per share of Series B-2B Preferred Stock equal to one (1) times the Original Issue Price of Such Series B-2B Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-2B Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series B-2B Preferred Stock, of the liquidation preference set forth in this Section 4.4.3(A), then such assets (or consideration) shall be distributed among the holders of Series B-2B Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

vi) Then sixth, an amount per share of Series B-3 Preferred Stock equal to one (1) times the Original Issue Price of Such Series B-3 Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-3 Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series B-3 Preferred Stock, of the liquidation preference set forth in this Section 4.4.3(A), then such assets (or consideration) shall be distributed among the holders of Series B-3 Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

vii) Then seventh, an amount per share of Series B-4 Preferred Stock equal to one (1) times the Original Issue Price of Such Series B-4 Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) for each share of Series B-4 Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series B-4 Preferred Stock, of the liquidation preference set forth in this Section 4.4.3(A), then such assets (or consideration) shall be distributed among the holders of Series B-4 Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

viii) Then eighth, an amount per share of Series B-5 Preferred Stock equal to fifty cents ($0.50) for each share of Series B-5 Preferred Stock held by them. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation (or the consideration received in such transaction) shall be insufficient to make payment in full to all holders of Series B-5 Preferred Stock, of the liquidation preference set forth in this Section 4.4.3(A), then such assets (or consideration) shall be distributed among the holders of Series B-5 Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

B. After the payment of the full liquidation preference of the Series B Preferred Stock as set forth in Sections 4.4.3(A) above, the remaining assets of the Corporation legally available for distribution (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock and Series B-Preferred stockholders (excluding Series B-5 Preferred Stock) on an as-if converted basis in proportion to the number of shares of Common Stock held by each such holder.

C. For purposes of this Section 4.4.3, a "**Liquidating Event**" shall be deemed to be occasioned by, or to include: (i) Any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary; (ii) a merger or consolidation in which (a) the Corporation is a constituent party, or (b) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the equity securities of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company; or (iii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets, technology or intellectual property of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

D. In any Liquidating Event, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors. Any securities shall be valued as follows:

i) Securities not subject to investment letter or other similar restrictions on free marketability covered by (ii) below:

a. If traded on a securities exchange or through the Nasdaq Global Market or Nasdaq Capital Markets, the value shall be deemed to be the average of the closing prices of the securities on such quotation system over the thirty (30) day period ending three (3) days prior to the closing;

b. If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

c. If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors.

ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (i) (a), (b) or (c) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

4.4.4. CONVERSION RIGHTS. Shares of the Series B-5 Preferred Stock shall not be convertible. The holders of the Series B Preferred Stock (excluding Series B-5 Preferred Stock) shall have the following rights with respect to the conversion of their respective Series B Preferred Stock into shares of Common Stock (the "**Conversion Rights**"):

A. SERIES B PREFERRED STOCK CONVERSION RATE. The conversion rate in effect at any time for conversion of the Series B Preferred Stock (the "**Series B Preferred Stock Conversion Rate**") shall be the quotient obtained by dividing the respective Original Issue Price of the Series B Preferred Stock by the respective Series B Preferred Stock Conversion Price (as defined below) for the Series B Preferred Stock, calculated as provided in Section 4.4.4(C).

B. SERIES B PREFERRED STOCK CONVERSION PRICE. The conversion price for (i) the Series B-1 Preferred Stock shall initially be the respective Original Issue Price of the Series B-1 Preferred Stock, (ii) the Series B-2A Preferred Stock shall initially be the Original Issue Price of the Series B-2A Preferred Stock, (iii) the Series B-2B Preferred Stock shall initially be the Original Issue Price of the Series B-2B Preferred Stock, (iv) the Series B-3 Preferred Stock shall initially be the Original Issue Price of the Series B-3 Preferred Stock, and (ii) the Series B-4 Preferred Stock shall initially be the Original Issue Price of the Series B-4 Preferred Stock (respectively, the "**Preferred Stock Conversion Price**"). Such initial Preferred Stock Conversion Price shall be adjusted from time to time in accordance with this Section 4.4.4. All references to the Preferred Stock Conversion Price herein shall mean the Preferred Stock Conversion Price as so adjusted.

C. ADJUSTMENT FOR STOCK SPLITS AND COMBINATIONS. If at any time or from time to time after the date that the first share of Series B-1 Preferred Stock is issued (the "**Series B-1 Original Issue Date**") or after the date that the first share of Series B-2A Preferred Stock is issued (the "**Series B-2A Original Issue Date**") or after the date that the first share of Series B-2B Preferred Stock is issued (the "**Series B-2B Original Issue Date**"), or after the date that the first share of Series B-3 Preferred Stock is issued (the "**Series B-3 Original Issue Date**"), or after the date that the first share of Series B-4 Preferred Stock is issued (the "**Series B-4 Original Issue Date**"), as applicable, the Corporation effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series B Preferred Stock, the Preferred Stock Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Series B-1 Original Issue Date, Series B-2A Original Issue Date, Series B-2B Original Issue Date, Series B-3 Original Issue Date, or Series B-4 Original Issue Date, as applicable, the Corporation combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series B Preferred Stock, the Preferred Stock Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4.4.4(C) shall become effective at the close of business on the date the subdivision or combination becomes effective.

D. ADJUSTMENT FOR COMMON STOCK DIVIDENDS AND DISTRIBUTIONS. If at any time or from time to time after the Series B-1 Original Issue Date, Series B-2A Original Issue Date, Series B-2B Original Issue Date, Series B-3 Original Issue Date, or Series B-4 Original Issue Date, as applicable, the Corporation pays a dividend or other distribution on the Common Stock in Additional Shares of Common Stock, the Preferred Stock Conversion Price that is then in effect for the Series B Preferred Stock shall be decreased as of the time of such issuance, as provided below:

i) The Preferred Stock Conversion Price shall be adjusted by multiplying the Preferred Stock Conversion Price then in effect by a fraction equal to:

a. the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

b. the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

ii) If the Corporation fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Preferred Stock Conversion Price for the Preferred Stock shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Preferred Stock Conversion Price for the Series B Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Preferred Stock Conversion Price for the Preferred Stock shall be adjusted pursuant to this Section 4.4.4(D) to reflect the actual payment of such dividend or distribution.

E. ADJUSTMENT FOR RECLASSIFICATION, EXCHANGE, AND SUBSTITUION. If at any time or from time to time after the Series B-1 Original Issue Date, Series B-2A Original Issue Date, Series B-2B Original Issue Date, Series B-3 Original Issue Date, or Series B-4 Original Issue Date, as applicable, the Common Stock issuable upon the conversion of the Series B Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a Liquidating Event defined in Section 4.4.3 or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4.4.4), in any such event each holder of Series B Preferred Stock shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

F. REORGANIZATIONS, MERGERS, OR CONSOLIDATIONS. If at any time or from time to time after the Series B-1 Original Issue Date, Series B-2A Original Issue Date, Series B-2B Original Issue Date, Series B-3 Original Issue Date, or Series B-4 Original Issue Date, as applicable, there is a capital reorganization of the Common Stock or the merger or consolidation of the Corporation with or into another corporation or another entity or person (other than a Liquidating Event as defined in Section 4.4.3 or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4.4.4), as a part of such capital reorganization, provision shall be made so that the holders of Series B Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Preferred Stock the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4.4.4 with respect to the rights of the holders of the Series B Preferred Stock after the capital reorganization to the end that the provisions of this Section 4.4.4 (including adjustment of the Preferred Stock Conversion Price then in effect and the number of shares issuable upon conversion of the Series B Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

G. DEFINED TERMS.

"**Convertible Securities**" shall mean Stock or other securities convertible into Additional Shares of Common Stock (as defined below).

"**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued by the Corporation, or deemed to be issued, other than:

i) shares of Common Stock issued upon conversion of or as a dividend or distribution on the Series B Preferred Stock;

ii) shares of Common Stock and/or options, warrants or other Common Stock purchase rights and the Common Stock issued pursuant to such options, warrants or other rights issued to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board of Directors;

iii) shares of Common Stock issued pursuant to the exercise of options, warrants or convertible securities outstanding prior to the effective date of the Certificate;

iv) shares of Common Stock issued and/or options, warrants or other Common Stock purchase rights, and the shares of Common Stock issued pursuant to such options, warrants or other rights issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board of Directors;

v) shares of Common Stock issued and/or options, warrants or other Common Stock purchase rights, and the shares of Common Stock issued pursuant to such options, warrants or other rights, issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement, or debt financing from a bank or similar financial institution, approved by the Board of Directors;

vi) any other issuance or issuances of securities and/or options, warrants or other purchase rights, and the securities issued pursuant to such options, warrants or other rights that have been approved by the holders of at least a majority of the outstanding Preferred Stock, voting together on an as-converted basis; and

vii) shares of Common Stock issued or issuable pursuant to a transaction described in Section 4.4.4(D), 4.4.4(E) or 4.4.4(F) above.

H. CERTIFICATE OF ADJUSTMENT. In each case of an adjustment or readjustment of the Preferred Stock Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series B Preferred Stock, if the Series B Preferred Stock is then convertible pursuant to this Section 4.4.4, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series B Preferred Stock at the holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Corporation for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Preferred Stock Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Preferred Stock.

I. NOTICES OF RECORD DATE. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Liquidating Event (as defined in Section 4.4.3) or other capital reorganization of the Corporation, or any reclassification or recapitalization of the capital stock of the Corporation, the Corporation shall mail to each holder of Series B Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by the holders of a majority of the outstanding Series B Preferred Stock, voting together on an as-converted basis but excluding Series B-5 Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Liquidating Event, reorganization, reclassification, transfer or consolidation, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Liquidating Event, reorganization, reclassification, transfer or consolidation.

J. AUTOMATIC CONVERSION.

i) Each share of Series B Preferred Stock (excluding Series B-5 Preferred Stock) shall automatically be converted into shares of Common Stock, based on the then-effective Preferred Stock Conversion Price, (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Series B Preferred Stock, voting together on an as-converted basis (excluding Series B-5 Preferred Stock), or (B) majority vote by the Board of Directors upon the Initial Public Offering , or any other type of direct prospectus or registered offering transaction, which results in the Company (or its successor by reorganization, merger or consolidation) becoming "public" and any class of its securities are quoted or traded in any public market or exchange (a "**Qualified Offering**"). Upon a Qualified Offering, all shares of Series B-5 Preferred Stock shall be cancelled for no consideration.

ii) Upon the occurrence of either of the events specified in Section 4.4.4(J)(i) above, the outstanding shares of Series B Preferred Stock (excluding Series B-Preferred Stock) shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, if applicable; *provided, however,* that the Corporation shall not be obligated to issue, if applicable, certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series B Preferred Stock, if applicable, are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series B Preferred Stock, the holders of Series B Preferred Stock shall, if applicable, surrender the certificates representing such shares, at the office of the Corporation or any transfer agent for the Series B Preferred Stock. Thereupon, if applicable, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series B Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred.

K. FRACTIONAL SHARES. No fractional shares of Common Stock shall be issued upon conversion of Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series B Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board of Directors) on the date of conversion.

L. RESERVATION OF STOCK ISSUABLE UPON CONVERSION. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock and exercise of any options, warrants, or other convertible securities. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

M. NOTICES. Any notice required by the provisions of this Section 4.4.4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

N. PAYMENT OF TAXES. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock so converted were registered.

4.4.5. NO REISSUANCE OF PREFERRED STOCK. No share or shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued; and in addition, the Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized stock.

5. LIMITATION OF LIABILITY AND INDEMNITY.

5.1. LIMITATION OF LIABILITY. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

5.2. INDEMNITY. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this Article 5 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

5.3. EXPENSES. To the fullest extent permitted by the DGCL, as now or hereafter in effect, and not prohibited by any other applicable law, expenses (including attorney's fees) incurred by a Covered Person in connection with any Proceeding shall be paid promptly by the Corporation in advance of the final disposition of such Proceeding; provided, however, that if the DGCL requires, an advance of expenses incurred by any Covered Person in his or her capacity as such (and not in any other capacity in which service was or is rendered by the indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified for such expenses by the Corporation as authorized in this Article 5.

5.4. Non-Exclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article 5 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Certificate, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 5.2 shall be made to the fullest extent permitted by law. The provisions of this Article 5 shall not be deemed to preclude the indemnification of any person who is not specified as a Covered Person, but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable Law.

5.5. Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the Corporation may purchase and maintain insurance on behalf of any person who is or was a Covered Person against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article 5.

6. AMENDMENTS. In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any bylaw adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders. The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate or the Bylaws, from time to time, to amend the Amended and Restated Certificate or any provision thereof in any manner now or

hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate or any amendment thereof are conferred subject to such right.

7. DISPUTE FORUM. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article 7.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by the undersigned, the President of the Corporation, as of June 14, 2021.

DocuSigned by:
Adam S. Colton
0AC77B00E7F5411...

Adam Colton, President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CORRECTION OF "HYLETE, INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF MAY, A.D. 2022, AT 8:06 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7230329 8100
SR# 20221738510

Authentication: 203330115
Date: 05-03-22

CERTIFICATE OF CORRECTION
OF
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
HYLETE, INC.

Hylete, Inc., a Delaware corporation (the "***Corporation***"), in accordance with the provisions of Section 103 of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify:

FIRST:. The name of the Corporation is Hylete, Inc.

SECOND: On June 14, 2021, the Corporation filed with the Secretary of State of the State of Delaware the Second Amended and Restated Certificate of Incorporation of the Corporation (the "***Restated Certificate***"), which requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law.

THIRD: The inaccuracy or defect of the Restated Certificate to be corrected hereby is that paragraphs (iii) and (xi) of Section 4.4.2.C of Article 4 of the Restated Certificate inadvertently omitted language relating to shares of Preferred Stock that would be excluded from the operation of such section.

FOURTH: The text of paragraph (iii) of Section 4.4.2.C of Article 4 of the Restated Certificate is hereby corrected to read as follows:

> "Issue any shares of Preferred Stock after the Effective Time other than any shares issued or issuable pursuant to Section 4.2 or 4.3 of this Certificate or as contemplated by the recapitalization plan described in the Corporation's June 1, 2021 Shareholder Consent Solicitation Statement."

FIFTH: The text of paragraph (xi) of Section 4.4.2.C of Article 4 of the Restated Certificate is hereby corrected to read as follows:

> "Issue shares of Common Stock or Preferred Stock, or options with respect thereto, except for options approved for issuance by the Board of Directors (or shares of Common Stock or Preferred Stock upon the exercise of such options), other than any shares issued or issuable pursuant to Section 4.2 or 4.3 of this Certificate or as contemplated by the recapitalization plan described in the Corporation's June 1, 2021 Shareholder Consent Solicitation Statement."

SIXTH. All other provisions of the Restated Certificate remain unchanged.

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State of Delaware
Secretary of State
Division of Corporations
Delivered 08:06 AM 05/03/2022
FILED 08:06 AM 05/03/2022
SR 20221738510 - File Number 7230329

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction of Second Amended and Restated Certificate of Incorporation of Hylete, Inc. to be executed on this 3rd day of May, 2022.

HYLETE, INC.

DocuSigned by:

By: Adam S. Colton

Name: Adam Colton
Title: Chief Executive Officer